Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Nosh Franchise Inc.
20 E. Greenway Plaza
Houston, TX 77046
https://noshsimple.com/

Up to $1,235,000.00 Simple Agreement for Future Equity.
Minimum Target Amount: $20,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: Nosh Franchise Inc.
Address: 20 E. Greenway Plaza, Houston, TX 77046
State of Incorporation: DE
Date Incorporated: December 15, 2025

Terms:

Simple Agreement for Future Equity

Offering Minimum: $20,000.00 of Simple Agreement for Future Equity.
Offering Maximum: $1,235,000.00 of Simple Agreement for Future Equity.
Type of Security Offered: Simple Agreement for Future Equity.
SAFE converts to Crowdfunding Stock when the company raises $1,000,000.00 in a qualified equity financing.
Maturity Date: None
Valuation Cap: $16,500,000.00
Discount: 20.0%
Annual Interest Rate: %
Minimum Investment Amount (per investor): $250.00

Terms of the underlying Security

Underlying Security Name: Crowdfunding Stock

Voting Rights:
Non-voting, except as required by law

Other Material Rights:

Equity Financing.

If an Equity Financing occurs before this instrument terminates in accordance with Sections 1(b) or 1(c), the Company shall notify the Investor of the closing of the Equity Financing and issue to the Investor a number of shares of the Crowdfunding Stock equal to the quotient obtained by dividing (x) the Purchase Amount by (y) the applicable Conversion Price.

(b) Liquidity Event.

If a Liquidity Event occurs before this instrument terminates in accordance with Sections 1(a) or 1(c), the Investor will automatically be entitled to receive a portion of Proceeds, payable immediately prior to or concurrent with the consummation of such Liquidity Event, equal to the greater of:

(i) the Purchase Amount (the "Cash-Out Amount"), or

(ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "Conversion Amount").

Additionally, if any of the Company's securityholders are given a choice regarding the form and amount of Proceeds to be received in a Liquidity Event, the Investor shall be provided the same choice, provided that the Investor may not choose to receive a form of consideration that the Investor would be ineligible to receive as a result of the Investor's failure to satisfy any requirement or limitation generally applicable to the Company's securityholders, or under any applicable laws.

Notwithstanding the foregoing, in connection with a Change of Control intended to qualify as a tax-free reorganization, the Company may reduce the cash portion of Proceeds payable to the Investor by the amount determined by its board of directors in good faith for such Change of Control to qualify as a tax-free reorganization for U.S. federal income tax purposes, provided that such reduction (A) does not reduce the total Proceeds payable to such Investor and (B) is applied in the same manner and on a pro rata basis to all securityholders who have equal priority to the Investor under Section 1(d).

(c) Dissolution Event. If there is a Dissolution Event before this instrument terminates in accordance with Sections 1(a) or 1(b), the Investor will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event.

(d) Liquidation Priority. In a Liquidity Event or Dissolution Event, this Safe is intended to operate like standard non-participating Preferred Stock. The Investor's right to receive its Cash-Out Amount is:

(i) Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into Capital Stock);

(ii) On par with payments for other Safes and/or Preferred Stock, and if the applicable Proceeds are insufficient to permit full payments to the Investor and such other Safes and/or Preferred Stock, the applicable Proceeds will be distributed pro rata to the Investor and such other Safes and/or Preferred Stock in proportion to the full payments that would otherwise be due; and

(iii) Senior to payments for Common Stock.

The Investor's right to receive its Conversion Amount is (A) on par with payments for Common Stock and other Safes and/or Preferred Stock who are also receiving Conversion Amounts or Proceeds on a similar as-converted to Common Stock basis, and (B) junior to payments described in clauses (i) and (ii) above (in the latter case, to the extent such payments are Cash-Out Amounts or similar liquidation preferences).

(e) Termination. This instrument will automatically terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: (i) the issuance of Capital Stock to the Investor pursuant to the automatic conversion of this Safe under Section 1(a) or 1(b); or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to Section 1(b) or 1(c).

Certain Definitions

"Capital Stock" means the capital stock of the Company, including, without limitation, Common Stock and Preferred Stock.

"Common Stock" means common stock of the Company.

"Conversion Price" means either: (i) the Safe Price or (ii) the Discount Price, whichever calculation results in the lower price per share and therefore will result in a greater number of shares of the Crowdfunding Stock.

"Crowdfunding Stock" shall mean the most senior class of equity securities issued by the Company in an Equity Financing, whether Common Stock, Preferred Stock, or another class of equity securities, on the same terms as new investors in such financing.

"Equity Financing" shall mean a bona fide transaction or series of transactions pursuant to which the Company sells its Equity Securities at a fixed valuation (including, but not limited to, a pre-money or post-money valuation), to one or more third parties following the date of this instrument from which the Company receives gross proceeds of not less than $1,000,000.00 (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Capital Stock, such as Safes or convertible promissory notes) with the principal purpose of raising capital.

"Equity Securities" shall mean Common Stock or Preferred Stock or any securities convertible into, exchangeable for or conferring the right to purchase (with or without additional consideration) Common Stock or Preferred Stock, except in each case, (i) any security granted, issued and/or sold by the Company to any director, officer, employee, advisor or consultant of the Company in such capacity for the primary purpose of soliciting or retaining his, her or its services, (ii) any convertible promissory notes issued by the Company, and (iii) any Safes issued.

"Discount Price" means the lowest price per share of Crowdfunding Stock sold in an Equity Financing (determined without taking into account any incentives or other discount) multiplied by the Discount Rate. For clarity, if the Company increases the share price during the Equity Financing, the original price will be the lowest price per share for this purpose; however, if a Company offers a discount to certain investors during the Equity Financing, such discount will not be included when determining the lowest price per share.

"Liquidity Event" means a Change of Control, a Direct Listing or an Initial Public Offering.

"Liquidity Price" means either (i) the price per share equal to the Post-Money Valuation Cap divided by the Liquidity Capitalization or (ii) the price per share equal to the fair market value of the Common Stock at the time of the Liquidity Event, as determined by reference to the purchase price payable in connection with such Liquidity Event, multiplied by the Discount Rate, whichever calculation results in a lower price per share.

"Safe Price" means the price per share equal to the Post-Money Valuation Cap divided by the Fully Diluted Capitalization.

"Unissued Option Pool" means all shares of Capital Stock that are reserved, available for future grant and not subject to any outstanding Options or Promised Options (but in the case of a Liquidity Event, only to the extent Proceeds are payable on such Promised Options) under any equity incentive or similar Company plan.

*Bonus discount subject to adjustment of bonus discounts for StartEngine noteholders. See discount bonus below.

Investment Incentives & Bonuses*

Time-Based Perks

Early Bird 1: Invest any amount within the first 4 weeks and receive a 5% addition to the base discount

Early Bird 2: Invest $1,000+ within the first 4 weeks and receive a 12% addition to the base discount.

Early Bird 3: Invest $2,500+ within the first 4 weeks and receive a 15% addition to the base discount.

Early Bird 4: Invest $5,000+ within the first 4 weeks and receive a 18% addition to the base discount.

Early Bird 5: Invest $25,000+ within the first 4 weeks and receive a 20% addition to the base discount.

Flash Perk 1: Invest $1,000+ between days 35 – 40 and receive a 10% addition to the base discount.

Flash Perk 2: Invest $1,000+ between days 60 – 65 and receive a 10% addition to the base discount.

Flash Perk 3: Invest $1,000+ between days 85 – 90 and receive a 12% addition to the base discount.

Amount-Based Perks

Tier 1: Invest $2,500+ and receive a 4% addition to the base discount.

Tier 2: Invest $5,000+ and receive a 8% addition to the base discount.

Tier 3: Invest $10,000+ and receive a 12% addition to the base discount.

Tier 4: Invest $25,000+ and receive a 18% addition to the base discount.

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus discounts from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

Nosh Franchise Inc. will offer a 10% additional discount bonus for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

Eligible StartEngine noteholders will receive a 10% bonus discount on the note in this Offering. For example, this would mean your discount percentage would be 30% instead of 20%.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club Bonus and the Loyalty Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Nosh Franchise Inc. (or the "Company" or "Issuer") is a Delaware corporation incorporated on March 18, 2026 (converted from Nosh Franchise LLC, originally formed December 15, 2025), headquartered at 20 E. Greenway Plaza, Houston, Texas 77046. The Company operates under the brand "Nosh Simple" and with the mission to be the "The Everywhere Restaurant" for everyday meals. Nosh is a fully integrated, multi-cuisine meal service that combines a central kitchen production model with a direct delivery platform and a growing network of unmanned, 24/7 refrigerated everyday meal kiosks called Nosh Kiosk.

Nosh Simple's mission is – for the rest of us who cannot afford ordering third-party delivery services everyday – to make everyday meals more convenient, wholesome, and affordable than traditional quick-service restaurants ("QSR") by eliminating what we see as the three largest cost drivers in the food service industry: real estate costs, in-store and kitchen labor, and third-party delivery fees. The Company currently serves the four cities in Texas, spanning a 45 mile radius in metro areas like Houston, Dallas Fort-Worth, Austin and San Antonio, including suburban communities like Katy, Cypress,

Sugar Land, The Woodlands, and League City. Meals are priced at approximately $9 per entrée with $5.95 menu options for lite-sized meals, with regular free deliveries and no subscription required. Its newer 24/7 Nosh Kiosk business has expanded to approximately 30 locations in the Houston metro area and is growing across Texas through franchising.

Business Model

The Company generates revenue through two primary channels: (1) direct-to-consumer meal delivery, and (2) unattended kiosk retail ("Nosh Kiosk").

Delivery. Customers order from a rotating weekly menu of 20+ cuisines via the Nosh Simple website or app. Meals are scratch-made in a centralized kitchen, never frozen, free of preservatives, and delivered directly to the customer on a scheduled basis. The current average order value for delivery customers is approximately $54, with repeat customers averaging approximately 7 meals per week and 6 meals per delivery drop. Current net contribution margin is approximately 12%, with a projected steady-state net contribution margin of approximately 53% as the economies of scale improves.

Nosh Kiosk. The Company deploys proprietary smart food kiosks in high-traffic locations — office buildings, warehouse breakrooms, campuses, hotels, car dealerships, apartment complexes, gyms, recreational facilities, and similar venues — that offer grab-and-go, heat-and-eat meals 24 hours a day, 7 days a week. Kiosks generally require only a standard 120V/15A outlet, fit within a 3' x 5' footprint, and are stocked multiple times per week from the central kitchen. The kiosk channel grew from zero to approximately 30 locations within 8 months in the Company's pilot market with no additional marketing spend.

Across both delivery and Kiosk customers, the service maintains a 4.9/5.0 Google rating, with an expanding menu encompassing over 180 meal items

The Company believes its competitive cost advantage stems from its vertically integrated "source to mouth" supply chain by owning production, logistics, and fulfillment "full-stack"— rather than relying on platforms such as DoorDash or intermediaries such as UPS/FedEx.

Corporate History and Structure

Nosh Franchise Inc. (the "Company" or "Issuer") is a Delaware C corporation, converted from Nosh Franchise LLC on March 18, 2026 pursuant to Section 265 of the Delaware General Corporation Law. The Company was originally organized as Nosh Franchise LLC on December 15, 2025. Nosh Franchise Inc. is a wholly owned subsidiary of NoshPass, Inc. (see below).

The Company is part of a broader corporate family that includes two related entities:

NoshPass, Inc. is a Delaware corporation incorporated on October 8, 2021, also located at 20 E. Greenway Plaza, Houston, Texas 77046. NoshPass, Inc. is the holding entity that built and has operated the Nosh Simple meal delivery business since inception and is the predecessor entity from which key intellectual property and operational history originated. Pursuant to an Asset Purchase Agreement dated April 10, 2026, NoshPass, Inc. transferred to the Company substantially all assets related to the franchising business, including franchise system rights, assumed contracts, marketing and operational materials, customer and vendor relationships, inventory, and goodwill. Cash, bank accounts, owned corporate kiosk locations, and all intellectual property were excluded from the transfer.

Nosh IP & Trademark, LLC is a Delaware limited liability company formed on December 15, 2025, at the same address. This entity holds all intellectual property and trademark assets associated with the NOSH brand pursuant to an Intellectual Property and Trademark Assignment Agreement effective December 16, 2025 (see "Intellectual Property" below).

Nosh Franchise Inc. licenses the NOSH brand, trademarks, technology, and related intellectual property from Nosh IP & Trademark, LLC in order to operate and expand the NOSH Simple business through the franchise and kiosk network.

Intellectual Property

All intellectual property associated with the NOSH brand is owned by Nosh IP & Trademark, LLC, a related entity, pursuant to an Intellectual Property and Trademark Assignment Agreement effective December 16, 2025. The assignors under that agreement were NoshPass, Inc. and Nosh Franchise LLC (predecessor to the Issuer).

The assigned IP includes two active USPTO trademark applications: "NOSH" (Serial No. 99445944, filed October 16, 2025, International Class 043) and "NOSH SIMPLE" (Serial No. 99423244, filed October 2, 2025, International Class 043), as well as common law trademark rights in additional marks including the NOSH Simple logo and NOSH2GO. The assigned IP also encompasses all software source code (mobile apps for iOS and Android, kiosk UI, and back-end systems), logistics and inventory algorithms, franchise management and kitchen production platforms, customer data, kiosk industrial designs (CAD files, firmware, PCB designs, trade dress), standardized recipes and culinary SOPs, cold-chain and Modified Atmospheric Packaging methods, franchise operations manuals, marketing assets, domain names (including noshsimple.com), and social media accounts.

The Issuer operates under a license from Nosh IP & Trademark, LLC for the use of all such assets. The license may be terminated upon uncured material breach or upon certain insolvency or structural events affecting the Company. Investors should also note that the license is limited to the franchising business, and Nosh IP & Trademark, LLC expressly retains the right to permit use of the NOSH brand and technology for corporate-owned kiosk locations, direct-to-consumer retail, non-franchised e-commerce, and other uses outside the franchise structure. Prospective investors should note that the Issuer does not own the intellectual property it relies upon to operate and that the license terms govern the Company's continued access to its core brand and technology assets.

Competitors and Industry

Industry

The Company operates at the intersection of three large and growing markets: the U.S. quick-service restaurant (QSR) industry, the meal kit and prepared food delivery market, and the unattended retail / smart vending market.

The United States ready-to-eat food market is projected to witness a CAGR of 4.02% during the period of 2023 - 2030 and reach from USD 46.26 billion in 2022 to USD 63.41 billion by 2030. Traditional QSRs are constrained by high real estate costs, rising minimum wages, and dependence on third-party delivery platforms that may charge 20–30% commissions. At the same time, consumer demand has shifted toward convenience, dietary diversity, and value, trends that existing QSR operators have been slow to address.

The meal delivery market (including services like Factor, HelloFresh, and DoorDash-fulfilled restaurants) has grown rapidly but remains expensive for consumers due to multi-layer intermediaries, resulting in delivered meal costs often exceeding $30. The unattended retail and smart vending market remains dramatically underpenetrated relative to beverages: there are an estimated 7 million vending machines in the U.S., while fresh food machines represent less than 0.1% of that installed base, based on the approximately 2,850 locations operated by leading U.S. fresh food vending operators.

On the kiosk side - there are approximately 17,000 vending machine companies in the United States. It is estimated that the vending machine industry will have an annual growth rate of 10.7% through 2030. Each vending machine location is a potential market Nosh can participate in.

The Company believes it is uniquely positioned to capture demand across all three of these markets by offering what it believes is a superior price-quality proposition through its vertically integrated model.

Source: https://www.marketsandata.com/industry-reports/united-states-ready-to-eat-food-market

Source: https://www.vendinglocator.com/blog/vending-machine-statistics

Competitors

The Company competes with a broad range of food service and meal delivery businesses, though it does not believe any single competitor replicates its fully integrated model. The Company believes the proximity to the customer, selection of cuisines, and 24/7 access are prominent differentiators.

Key competitive categories include:

QSR chains (McDonald's, Wendy's, Burger King, Taco Bell, Chick-fil-A): Traditional fast food offers convenience and low prices but limited cuisine variety, minimal health-orientation, and no delivery at comparable price points.

Meal kit services (HelloFresh, Home Chef, Factor, Sunbasket): These services offer prepared or semi-prepared meals but rely on subscription models, FedEx/UPS shipping logistics, and higher price points (typically $12–$18+ per meal). They do not offer unattended kiosk access or same-day availability. Nosh is able to deliver more fresh meals due to its local kitchen model.

Third-party delivery platforms (DoorDash, Uber Eats, Grubhub): These platforms aggregate restaurant supply but add 20–30% fees onto already high restaurant prices, resulting in delivered meal costs typically above $25–$35 with tips, which is not sustainably affordable for daily customers. They do not produce food, and we believe these platforms are not environmentally sustainable given the transportation requirements.

Ghost kitchens / commissary operators (Kitchen United, Reef Technology): These operators provide production infrastructure, but are typically not centralized. They house multiple brands under the same umbrella, rather than being truly mult-cuisine.

Smart vending / automated retail (Farmer's Fridge, Just Baked): Farmer's Fridge focuses mostly on salads and wraps. They do not operate a franchise model, and are usually only located in high volume venues, which are charged a fee by Farmer's Fridge.

Just Baked's foods are frozen, and therefore require a rapid heating machine, which the Company owns as an asset.

The Company's primary differentiator is vertical integration: it is simultaneously a software company, a central kitchen operator, a direct logistics company, and an unattended retail operator, all within a single, unified business system. Nosh does not own the machines directly, contributing to a low-cost, asset-light model.

Current Stage and Roadmap

Current Stage

The Company is currently in the early revenue / scaling stage. Under the NoshPass, Inc. operating entity, the Nosh Simple concept has been operational for approximately three years and has demonstrated product-market fit in the Houston metro area. Key traction metrics include:

- Promoter Rate of 82

- Product-market fit score of 58% ("very disappointed if can no longer use"), exceeding the 40% threshold considered strong PMF

- 4.9/5.0 Google reviews across delivery and kiosk locations

- High repurchase rate among Houston delivery customers

- 30 kiosk locations deployed in approximately 8 months

- $0 in paid kiosk advertising

- Expanded delivery operations to 4 cities

Future Roadmap

The Company's planned growth strategy is organized in three phases:

Phase 1: Use proceeds from this Regulation CF offering to support the Texas franchise effort.

Phase 2 : A Series A financing round is intended to fund expansion beyond Texas.

Phase 3: A Series B round is intended to expand to other business lines within “Last Mile Retail” leveraging physical AI.

The Company's low capital expenditure model (kiosks require no real estate lease or construction) and just-in-time supply chain are designed to enable rapid geographic replication. The long-term vision is for Nosh Simple to become a ubiquitous, branded food infrastructure network present in offices, apartment complexes, gyms, hotels, and other locations nationwide.

The Team

Officers and Directors

Name: Yinan (Aaron) Du

Yinan (Aaron) Du's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Founder, CEO, Principal Accounting Officer, Board Member
  Dates of Service: October, 2021 - Present
  Responsibilities: Aaron manages the day-to-day operations of the business and oversees the long-term business plans.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as “we”, “us”, “our”, or the “Company”) involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company’s Form C. The following risk factors are not intended, and shall

not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance
Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering SAFEs in the amount of up to $1,235,000.00 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors

willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the SAFEs we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment
Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value

than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

We face significant market competition

We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits

Nosh Franchise Inc. was formed on March 18, 2026. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Nosh Franchise Inc. has incurred a net loss and has had limited revenues generated since inception, if any. There is no assurance that we will be profitable in the near future or generate sufficient revenues to pay dividends to our shareholders.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and effectively no revenue. If you are investing in our company, it's because you think that our product is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

Economic and market conditions
The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events
The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Supply chain disruptions could impair the Company's ability to deliver meals and service kiosks
The Company's operations depend on a reliable supply of fresh food ingredients from third-party vendors, as well as kiosk hardware components, packaging materials, and logistics services. Disruptions to any of these supply chains — whether caused by vendor failures, natural disasters, transportation disruptions, or macroeconomic conditions — could prevent the Company from fulfilling customer orders, stocking kiosks, or maintaining its quality standards, any of which could materially harm its revenue and reputation.

The Company is subject to extensive food service regulation
The Company's food production and distribution operations are subject to federal, state, and local health and safety regulations, including regulations administered by the FDA, USDA, and local health departments. Obtaining and maintaining required permits and licenses across multiple jurisdictions as the Company expands will be operationally complex and costly. Any regulatory violation, permit revocation, or adverse inspection result could require the Company to suspend operations at one or more locations, which could materially impair revenue and investor returns.

The Simple Agreement for Future Equity has no rights to vote unless it converts into equity.
The SAFEs have no voting rights. This means you are trusting in management's discretion. You will also hold these non-voting securities as a minority holder. Therefore, you will have no say in the day-to-day operation of the Company and must trust the management of the Company to make good business decisions that grow your investment.

The Company operates in a highly competitive market with well-capitalized incumbents
The Company competes against established QSR chains (including McDonald's, Wendy's, Chick-fil-A, and Taco Bell), national meal delivery services (including Factor, HelloFresh, and DoorDash), and emerging smart vending operators (including Farmer's Fridge). These competitors have substantially greater financial resources, brand recognition, marketing budgets, and operational infrastructure than the Company. There is no assurance that the Company will be able to compete effectively against these incumbents or that its price and quality advantages will be sustainable as it scales.

Economic and market conditions could adversely affect consumer spending on prepared food
Consumer demand for the Company's meal service is sensitive to macroeconomic conditions. During periods of economic downturn, inflation, or rising unemployment, consumers may reduce discretionary spending on prepared meals and revert to lower-cost alternatives such as home cooking. A sustained decline in consumer spending could materially reduce the Company's revenue and impair its ability to scale.

Food safety incidents could materially harm the Company's reputation and operations
The Company produces and distributes ready-to-eat meals through both a direct delivery channel and unattended kiosk locations. A food safety incident — including contamination, improper temperature storage in transit or at a kiosk, or a failure in the Company's cold-chain protocols — could result in consumer illness, regulatory action, product recalls, litigation, and significant reputational damage. The Company's kiosk model, which relies on third-party locations and periodic restocking rather than continuous on-site monitoring, may present heightened food safety risks compared to traditional attended food service operations.

The Company's low-price model depends on maintaining tight cost controls and scale economies
The Company's $5.95 meal price point depends on the continued ability to maintain centralized kitchen operations, direct logistics, and just-in-time supply chain efficiencies. As the Company expands to new geographies, it will need to replicate these cost structures in new markets. Increases in food input costs, labor costs, fuel costs, or logistics costs could compress or eliminate the Company's contribution margin. The Company's current net contribution margin is approximately 12%, which leaves limited buffer against cost increases at the current stage of operations.

The Company's intellectual property protections may be insufficient
The Company licenses two active USPTO trademark applications — "NOSH" and "NOSH SIMPLE" — both of which are pending and have not yet been registered. Pending applications may be opposed, rejected, or ultimately not granted. Additional marks used in the business, including NOSH2GO and certain logo variants, are currently protected only as

common law trademarks, which provide limited and geographically restricted rights. Competitors may adopt similar names or trade dress, and the Company may lack the financial resources to enforce its trademark rights through litigation.

The kiosk channel is dependent on third-party location access and may be disrupted
The Nosh Kiosk network is deployed in locations owned or controlled by third parties, such as office buildings, apartment complexes, gyms, and recreational facilities. The Company's ability to maintain and expand its kiosk footprint depends on its ability to secure and retain placement agreements with these property owners. There is no assurance that existing placement agreements will be renewed or that new locations will be available on economically viable terms. The loss of a significant number of kiosk locations could materially impair the Company's revenue and growth trajectory.

The Company's franchise model is unproven at scale
While Nosh Simple has demonstrated product-market fit in a single metropolitan market (Houston, Texas), the Company has not yet executed a multi-city franchise rollout. Franchising a food service concept involves significant operational, legal, and execution risks, including the recruitment and training of qualified franchisees, maintaining food quality and brand consistency across geographically dispersed locations, and complying with franchise disclosure and registration laws in each state where franchises are offered. There is no assurance that the Company's franchise model will replicate its Houston results in other markets.

The Company's technology platform and customer data are vulnerable to cybersecurity risks
The Company operates a mobile ordering platform, kiosk user interface, and back-end logistics and inventory management system. These systems store and process customer data, payment information, and proprietary operational data. A cybersecurity breach, ransomware attack, or unauthorized access to these systems could result in theft of customer data, operational disruption, regulatory fines under applicable data privacy laws, and reputational damage. The Company may not have the resources to implement and maintain enterprise-grade cybersecurity protections at its current stage of development.

Adverse publicity or negative reviews could harm the Company's brand
The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

Prior regulatory matter involving the Company's Chief Executive Officer
Yinan "Aaron" Du, the Nosh Franchise Inc.'s Chief Executive Officer, sole director, and principal accounting officer, was named as an individual defendant in a civil enforcement action brought by the Federal Trade Commission in connection with Beam Financial Inc., a mobile banking application he previously founded and operated. The FTC filed a complaint in the U.S. District Court for the Northern District of California, alleging that Beam Financial made misleading representations to consumers regarding access to deposited funds, withdrawal timing, and interest rates, thereby violating Section 5 of the FTC Act. Mr. Du neither admitted nor denied the allegations in the Complaint. To resolve the matter, on March 30, 2021, the court entered a Stipulated Order for Permanent Injunction and Monetary Judgment resolving the matter on a settlement basis only, without any conviction, admission of wrongdoing, or monetary fines against Beam Financial or Mr. Du. The allegation and Stipulated Order occurred around the time when all affected banking customers were made whole, and the related $2.6 million of FDIC-insured customer funds have been returned from Huntington National Bank through Dwolla, where the funds were deposited and subsequently locked up due to a dispute between Dwolla and Beam Financial. Beam Financial has not been in operation since May 2021. The Stipulated Order restriction applies only to advertising and distributing FDIC-insured depositary banking products and services. The Order imposes compliance reporting obligations on Mr. Du through March 2031. These restrictions do not apply to the Company's current business, which operates prepared meal kiosks and a food franchise system and does not involve banking or depository financial products or consumer deposit services of any kind. Mr. Du currently serves as the Company's sole executive officer and director; external matters involving him may impact operations, growth, partnerships, franchise development, and future financing.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
NoshPass, Inc. (Majority owned and operated by Aaron Du)	5,000,000	Common Stock	100.0%

The Company's Securities

The Company has authorized Common Stock, and Crowdfunding SAFE.

Common Stock

The amount of security authorized is 6,000,000 with a total of 5,000,000 outstanding.

Voting Rights

One vote per share.

Material Rights

There are no material rights associated with Common Stock.

Crowdfunding SAFE

The security will convert into Crowdfunding stock and the terms of the Crowdfunding SAFE are outlined below:

Amount outstanding: $0.00
Interest Rate: %
Discount Rate: 20.0%
Valuation Cap: $16,500,000.00
Conversion Trigger: $1,000,000

Material Rights

(a) Equity Financing.

If an Equity Financing occurs before this instrument terminates in accordance with Sections 1(b) or 1(c), the Company shall notify the Investor of the closing of the Equity Financing and issue to the Investor a number of shares of the Crowdfunding Stock equal to the quotient obtained by dividing (x) the Purchase Amount by (y) the applicable Conversion Price.

(b) Liquidity Event.

If a Liquidity Event occurs before this instrument terminates in accordance with Sections 1(a) or 1(c), the Investor will automatically be entitled to receive a portion of Proceeds, payable immediately prior to or concurrent with the consummation of such Liquidity Event, equal to the greater of:

(i) the Purchase Amount (the "Cash-Out Amount"), or

(ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "Conversion Amount").

Additionally, if any of the Company's securityholders are given a choice regarding the form and amount of Proceeds to be received in a Liquidity Event, the Investor shall be provided the same choice, provided that the Investor may not choose to receive a form of consideration that the Investor would be ineligible to receive as a result of the Investor's failure to satisfy any requirement or limitation generally applicable to the Company's securityholders, or under any applicable laws.

Notwithstanding the foregoing, in connection with a Change of Control intended to qualify as a tax-free reorganization, the Company may reduce the cash portion of Proceeds payable to the Investor by the amount determined by its board of directors in good faith for such Change of Control to qualify as a tax-free reorganization for U.S. federal income tax purposes, provided that such reduction (A) does not reduce the total Proceeds payable to such Investor and (B) is applied in the same manner and on a pro rata basis to all securityholders who have equal priority to the Investor under Section 1(d).

(c) Dissolution Event. If there is a Dissolution Event before this instrument terminates in accordance with Sections 1(a) or 1(b), the Investor will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event.

(d) Liquidation Priority. In a Liquidity Event or Dissolution Event, this Safe is intended to operate like standard non-participating Preferred Stock. The Investor's right to receive its Cash-Out Amount is:

(i) Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into Capital Stock);

(ii) On par with payments for other Safes and/or Preferred Stock, and if the applicable Proceeds are insufficient to permit full payments to the Investor and such other Safes and/or Preferred Stock, the applicable Proceeds will be distributed pro rata to the Investor and such other Safes and/or Preferred Stock in proportion to the full payments that would otherwise be due; and

(iii) Senior to payments for Common Stock.

The Investor's right to receive its Conversion Amount is (A) on par with payments for Common Stock and other Safes and/or Preferred Stock who are also receiving Conversion Amounts or Proceeds on a similar as-converted to Common Stock basis, and (B) junior to payments described in clauses (i) and (ii) above (in the latter case, to the extent such payments are Cash-Out Amounts or similar liquidation preferences).

(e) Termination. This instrument will automatically terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: (i) the issuance of Capital Stock to the Investor pursuant to the automatic conversion of this Safe under Section 1(a) or 1(b); or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to Section 1(b) or 1(c).

Certain Definitions

"Capital Stock" means the capital stock of the Company, including, without limitation, Common Stock and Preferred Stock.

"Common Stock" means common stock of the Company.

"Conversion Price" means either: (i) the Safe Price or (ii) the Discount Price, whichever calculation results in the lower price per share and therefore will result in a greater number of shares of the Crowdfunding Stock.

"Crowdfunding Stock" shall mean the most senior class of equity securities issued by the Company in an Equity Financing, whether Common Stock, Preferred Stock, or another class of equity securities, on the same terms as new investors in such financing.

"Equity Financing" shall mean a bona fide transaction or series of transactions pursuant to which the Company sells its Equity Securities at a fixed valuation (including, but not limited to, a pre-money or post-money valuation), to one or more third parties following the date of this instrument from which the Company receives gross proceeds of not less than $1,000,000.00 (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Capital Stock, such as Safes or convertible promissory notes) with the principal purpose of raising capital.

"Equity Securities" shall mean Common Stock or Preferred Stock or any securities convertible into, exchangeable for or conferring the right to purchase (with or without additional consideration) Common Stock or Preferred Stock, except in each case, (i) any security granted, issued and/or sold by the Company to any director, officer, employee, advisor or consultant of the Company in such capacity for the primary purpose of soliciting or retaining his, her or its services, (ii) any convertible promissory notes issued by the Company, and (iii) any Safes issued.

"Discount Price" means the lowest price per share of Crowdfunding Stock sold in an Equity Financing (determined without taking into account any incentives or other discount) multiplied by the Discount Rate. For clarity, if the Company increases the share price during the Equity Financing, the original price will be the lowest price per share for this purpose; however, if a Company offers a discount to certain investors during the Equity Financing, such discount will not be included when determining the lowest price per share.

"Liquidity Event" means a Change of Control, a Direct Listing or an Initial Public Offering.

"Liquidity Price" means either (i) the price per share equal to the Post-Money Valuation Cap divided by the Liquidity Capitalization or (ii) the price per share equal to the fair market value of the Common Stock at the time of the Liquidity Event, as determined by reference to the purchase price payable in connection with such Liquidity Event, multiplied by the Discount Rate, whichever calculation results in a lower price per share.

"Safe Price" means the price per share equal to the Post-Money Valuation Cap divided by the Fully Diluted Capitalization.

"Unissued Option Pool" means all shares of Capital Stock that are reserved, available for future grant and not subject to any outstanding Options or Promised Options (but in the case of a Liquidity Event, only to the extent Proceeds are payable on such Promised Options) under any equity incentive or similar Company plan.

What it means to be a minority holder

As a SAFE noteholder of the Company, you will have no voting rights. Even upon conversion of the notes, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 5,000,000
  Use of proceeds: Founder stock grant
  Date: April 26, 2026
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue

Revenue for fiscal year 2024 was $460,509 compared to $319,570 in fiscal year 2025. This decrease of approximately

$141,000 (30.6%) was driven by a reduction in sales across the Company's direct delivery and kiosk operations, reflecting the early-stage nature of the business and the Company's ongoing transition toward a franchise-based model.

Cost of Sales

Cost of Sales for fiscal year 2024 was $399,860 compared to $317,457 in fiscal year 2025. The decrease in cost of goods sold is directionally consistent with the decline in revenue; however, cost of goods sold decreased at a proportionally slower rate than revenue, resulting in a significantly compressed gross margin.

Gross Margins

Gross margins for fiscal year 2024 were $60,649 compared to $2,113 in fiscal year 2025. This sharp decline — from approximately 13.2% to 0.7% — reflects the deterioration in the ratio of sales to cost of goods sold, indicating that the Company's cost structure did not scale down in proportion to the revenue decline.

Expenses

Total operating expenses for fiscal year 2024 were $475,701 compared to $509,483 in fiscal year 2025. Despite lower revenues, total operating expenses increased year-over-year, primarily driven by a $139,511 increase in general and administrative expenses (from $339,519 to $479,030), partially offset by a reduction in advertising and marketing spend (from $136,182 to $13,049) and the addition of $17,404 in depreciation expense in 2025 as the Company expanded its kiosk equipment base.

Historical results and cash flows:

The Company is currently in the growth stage and is revenue generating. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because the Company is actively transitioning from a direct-to-consumer delivery model to a franchise-based platform. This transition involves significant execution risk and there is no guarantee that the Company will achieve its projected revenue or cash flow targets. The Company formed Nosh Franchise Inc. as its primary franchising subsidiary in March 2026 and is raising capital through a Regulation CF offering to fund the expansion of its kiosk network and franchise system. Past cash was primarily generated through sales and equity investments, including proceeds from SAFE notes and preferred stock issuances. Our goal is to scale the Nosh Kiosk network and franchise system in major metropolitan markets, generating recurring franchise, equipment, and technology service fee revenue that the Company has not yet fully realized under its historical operating model.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of June 15, 2026, the Company has capital resources available in the form of $16,800 cash on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations. These funds are required to support the expansion of the Company's automated kiosk network, franchise infrastructure buildout, and related operating expenses associated with the Company's Texas franchise rollout.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company. Of the total funds that our Company has, if the maximum offering amount is raised, the $1,235,000 in crowdfunding proceeds would represent the substantial majority of available capital, given that cash on hand as of December 31, 2025 was $22,762 and the related party revolving note has a $500,000 aggregate cap with $481,018 already drawn as of that date.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount of $20,000, we anticipate the Company will be able to operate for approximately 1 month. This is based on a current monthly burn rate of approximately $33,000 for expenses related to organization and start-up costs, general and administrative expenses, and franchise infrastructure buildout.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount of $1,235,000, we anticipate the Company will be able to operate for approximately 24 months. This is based on a projected monthly burn rate that increases from approximately $33,000 at current pre-operational levels to a higher run rate as proceeds are deployed toward kiosk expansion, franchise development, technology investment, and marketing in new Texas markets.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital. Management's plans include a Series A financing round intended to fund expansion beyond Texas following the completion of the Texas franchise buildout, and a Series B round intended to support expansion into additional "Last Mile Retail" business lines. Additionally, the Company retains access to the related party revolving promissory note from Aaron Du (up to $500,000 aggregate principal) to support near-term operating capital requirements.

Indebtedness

- Creditor: Aaron Du
  Amount Owed: $764,702.00
  Interest Rate: 0.0%
  Unsecured revolving promissory note; the note matured six months from its May 1, 2024 issuance date and is currently past due. The note bears interest at a rate designed to result in repayment of approximately 1.3x the borrowed principal if held through the full six-month term; default interest is accruing on the outstanding balance after maturity.

Related Party Transactions

- Name of Person: Aaron Du
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: Outstanding related party loans totaling $764,702 as of December 31, 2025 (inclusive of $283,684 accrued interest), provided to support the Company's operating capital requirements
  Material Terms: Unsecured revolving promissory note; maximum aggregate principal of $500,000; matured six months from its May 1, 2024 issuance date and is currently past due; interest was structured to result in repayment of approximately 1.3x principal if held to term; default interest is accruing on the outstanding balance.

- Name of Entity: NoshPass, Inc.
  Names of 20% owners: Aaron Du
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: NoshPass, Inc. funded approximately $83,000 of operating, organization, and start-up expenses related to Nosh Franchise, LLC (predecessor to Nosh Franchise Inc.) from January 1 through March 17, 2026. NoshPass, Inc. also serves as the guarantor on the 65-month office lease entered into by Nosh Franchise Inc. on May 4, 2026 for approximately 4,207 square feet at 20 East Greenway Plaza, Houston, Texas, with a $10,000 security deposit provided.
  Material Terms: Intercompany funding relationship; lease guarantee; intellectual property licensed from Nosh IP & Trademark, LLC (a wholly owned subsidiary of NoshPass, Inc.) to the Company.

Valuation

Valuation Cap: $16,500,000.00

Valuation Cap Details: The valuation cap (and any applicable discount) included in this security is used solely for purposes of determining the price per share upon conversion into equity in the future. It does not represent the Company's current valuation or fair market value. The valuation cap was determined internally by the Company without a formal third-party valuation or appraisal. Any calculation of the valuation cap assumes a fully diluted capitalization of the Company at the time of conversion.

Use of Proceeds

If we raise the Target Offering Amount of $20,000.00 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  8.5%

- Working Capital and General Operations
  91.5%
  Proceeds will be used to fund day-to-day operating expenses of Nosh Franchise Inc., including legal, accounting, and administrative costs associated with establishing and maintaining the Issuer entity and this Regulation CF offering.

If we raise the over allotment amount of $1,235,000.00, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  8.5%

- Kiosk Expansion and Equipment
  31.5%
  Proceeds will be used to procure, deploy, and stock additional Nosh Kiosk units across the greater Houston metropolitan area and to fund initial deployment into new Texas markets. This includes kiosk hardware, installation, initial inventory, and working capital to support kiosk operations during the ramp-up period.

- Market Expansion and Franchise Development
  30.0%
  Proceeds will be used to fund the Company's expansion into additional Texas cities, including franchisee recruitment and onboarding, franchise operations manual development, territory planning, and local kitchen buildout or partnership costs in new markets.

- Technology, Marketing, and Working Capital
  30.0%
  Proceeds will be used to invest in the Company's technology platform (mobile app improvements, kiosk software updates, logistics system enhancements), fund initial paid marketing and customer acquisition efforts in new markets, and maintain general working capital to support operations during the expansion period.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://noshsimple.com/ (https://noshsimple.com//investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/nosh-franchise

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW OR AUDIT (AS APPLICABLE) FOR Nosh Franchise Inc.

[See attached]



Nosh Franchise Inc. DBA as "Nosh Simple"
(the "Company")
a Delaware Corporation

Financial Statements (unaudited) and Independent Accountant's Review Report

Inception through March 17, 2026

TABLE OF CONTENTS



RNB Capital CPAs, LLC
8520 Allison Pointe Blvd, Suite 220
Indianapolis, IN 46250
www.rnbcapitalcpas.com
info@rnbcapitalcpas.com
800-329-1766

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: Nosh Franchise Inc. Management

We have reviewed the accompanying financial statements of Nosh Franchise Inc., DBA Nosh Simple (the Company), which comprise the balance sheets as of March 17, 2026 and December 31, 2025, and the related statements of operations, statement of changes in shareholders' equity, and statements of cash flows for the period then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of the Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility:
The accountant's responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion. The accountant is required to be independent of the entity and to meet the accountant's other ethical responsibilities, in accordance with the relevant ethical requirements relating to the review.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:
As discussed in Note 1, specific circumstances raise substantial doubt about the Company's ability to continue as a going concern in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. Management's plans in regard to these matters are also described in Note 1. Our opinion is not modified with respect to the matter.

Emphasis of a Matter – Predecessor Entity
As discussed in Note 2 to the financial statements, Nosh Franchise LLC (the "Predecessor Entity") was formed on December 15, 2025, in Delaware and operated the franchising business until its succession by Nosh Franchise Inc. ("the Company") on March 17, 2026, when Nosh Franchise Inc. was formed and became the successor entity to Nosh Franchise LLC. Our conclusion is not modified with respect to this matter.

RNB Capital CPAS LLC

Indianapolis, IN
June 15, 2026

NOSH FRANCHISE INC.
BALANCE SHEET

As of March 17, 2026

ASSETS

Current Asset:

Cash and Cash Equivalents	$	-
Total Current Asset		-
TOTAL ASSETS		-

LIABILITIES AND EQUITY

TOTAL LIABILITIES	$	-
EQUITY		
Common Stock		500
Additional Paid-in Capital		2,500
Accumulated Deficit		(3,000)
TOTAL EQUITY		-
TOTAL LIABILITIES AND EQUITY	$	-

See Accompanying Notes to these Unaudited Financial Statements

NOSH FRANCHISE INC.
STATEMENTS OF OPERATIONS

		For the Period Ended March 17, 2026
Operating Expenses		
General and Administrative	$	3,000
Total Operating Expenses		**3,000**
Total Loss from Operations		**(3,000)**
Net Loss	**$**	**(3,000)**

See Accompanying Notes to these Unaudited Financial Statements

NOSH FRANCHISE INC.
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Shareholders' Equity
	# of Shares	$ Amount			
Beginning Balance at Inception (03/17/2026)	-	-	-	-	-
Issuance of Common Stock	5,000,000	500	2,500	-	3,000
Net Loss	-	-	-	(3,000)	(3,000)
Ending Balance at 03/17/26	5,000,000	500	2,500	(3,000)	-

See Accompanying Notes to these Unaudited Financial Statements

NOSH FRANCHISE INC.
STATEMENTS OF CASH FLOWS

		For the Period Ended March 17, 2026
OPERATING ACTIVITIES		
Net Income (Loss)	$	(3,000)
Increase in Accounts Payable		-
Total Adjustments to reconcile Net Income (Loss) to Net Cash provided by (used in) operations:		-
Net Cash provided by (used in) Operating Activities		(3,000)
INVESTING ACTIVITIES		
Net Cash provided by (used in) Investing Activities		-
FINANCING ACTIVITIES		
Issuance of Common Stock		3,000
Net Cash provided by (used in) Financing Activities		3,000
Cash at the beginning of period		-
Net Cash increase for the period		-
Cash at the end of the period	$	-

See Accompanying Notes to these Unaudited Financial Statements

_____

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Nosh Franchise Inc. (the "Company") was originally formed as Nosh Franchise, LLC in the State of Delaware on December 15, 2025. On March 17, 2026, the Company converted from a limited liability company to a corporation and changed its legal name to Nosh Franchise Inc. On the same date, substantially all of the operating assets and related business activities of the Nosh business are expected to be transitioned to the Company, which will serve as the primary operating entity for the franchise system. The Company is a wholly owned subsidiary of NoshPass, Inc. (the "Parent"), which will primarily function as a holding company.

The Company was formed to support the development and expansion of the Nosh franchise business. The Company operates under the "Nosh Simple" brand and is focused on the franchising of a technology-enabled food and beverage platform offering affordable prepared meals through automated retail kiosk operations and related support systems.

The Company's operations are currently centered in Houston, Texas, where its headquarters and primary operating activities are located. The Company intends to support franchise expansion initially in major metropolitan areas in Texas and, over time, in additional markets throughout the United States.

The Company plans to raise capital through a Regulation Crowdfunding ("Regulation CF") offering to support the expansion of its operations and infrastructure.

Risks & Uncertainties:

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high creditworthiness. The Company's management plans to assess the financial strength and creditworthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Substantial Doubt about the Entity's Ability to Continue as a Going Concern:

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. Conditions and events creating the doubt include the fact that the Company has not commenced principal operations and will likely realize losses prior to generating positive working capital for an unknown period of time.

Management plans to mitigate going concern include, scaling the Company's automated kiosk network in existing and new markets, expanding its geographic footprint beyond its current operating areas, and implementing a franchise model to support growth with lower capital requirements. Additionally, management intends to raise additional capital through equity financing initiatives to fund operations and support expansion efforts.

The Company's management has evaluated this condition and plans to generate revenues and raise capital as needed to meet its capital requirements. However, there is no guarantee of success in these efforts. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's fiscal year-end is December 31.

_____

Nosh Franchise LLC ("Predecessor Entity") was formed on December 15, 2025, in the State of Delaware. On March 17, 2026, Nosh Franchise Inc. ("Successor Entity") was formed and became the successor entity to Nosh Franchise LLC. All assets and certain liabilities of Nosh Franchise LLC were transferred to Nosh Franchise Inc. effective March 17, 2026.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation, or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

FASB Accounting Standards Codification (ASC) 820 *"Fair Value Measurements and Disclosures"* establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists; therefore, developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

 There were no material items that were measured at fair value as of March 17, 2026.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had no cash as of March 17, 2026.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue from Contracts with Customers," following the five-step procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

_____

The Company has not generated any revenue from inception through March 17, 2026, as it has not yet commenced revenue-generating activities or entered into customer contracts. The Company's expected revenue streams and related performance obligations, based on its franchise business model, are summarized below. Revenue will be recognized when, or as, the underlying performance obligations are satisfied.

Franchise Fees
The Company expects to generate revenue from initial franchise fees charged to franchisees for the right to operate under the Company's brand within a designated territory. The Company's performance obligations include granting franchise rights and providing onboarding, training, and initial setup services. Revenue is expected to be recognized when the franchise agreement becomes effective and the initial services are substantially delivered. Franchise fees are typically collected up front and do not involve extended credit terms.

Equipment Sales
The Company expects to generate revenue from the sale of kiosk equipment, including smart refrigeration units and related hardware, to franchisees. The Company's performance obligation will be satisfied upon delivery or transfer of control of the equipment to the franchisee, and revenue is expected to be recognized at a point in time upon delivery. Payments will generally be received up front, and delivery typically occurs within several weeks following order confirmation.

Wholesale Meal Sales
The Company expects to generate revenue from the sale of prepared meals to franchisees for resale through kiosk locations. The performance obligation will be satisfied when meals are delivered or made available to the franchisee, and revenue is expected to be recognized at the point in time when control of the meals transfers. Payments will generally be received at or prior to delivery.

Technology and Service Fees
The Company expects to generate recurring revenue from technology platform access and operational support services provided to franchisees. The Company's performance obligation will be satisfied over time as the services are provided, and revenue is expected to be recognized over the applicable service period. Fees will typically be billed on a recurring basis, such as monthly.

Additional Service Fees
The Company expects to generate revenue from optional services provided to franchisees, including consulting, training, logistics coordination, and other support services. Revenue is expected to be recognized at the point in time when the specific service is completed or delivered. Payments will typically be received at the time the service is requested or shortly thereafter.

Advertising Fund Contributions
The Company expects to collect contributions from franchisees to fund marketing and promotional activities that benefit the overall franchise network. The Company's performance obligation will be satisfied over time as advertising and marketing activities are performed, and revenue is expected to be recognized over the period in which such activities occur. Contributions will typically be billed periodically.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are expensed as costs are incurred.

General and Administrative

General and administrative expenses consist primarily of costs incurred in connection with the Company's incorporation activities.

_____

Income Taxes

The Company accounts for income taxes in accordance with ASC 740, Income Taxes, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities.

Since its inception, the Company had no operations, taxable income, or filing requirements during the period ended March 17, 2026. As such, the Company was not required to file a federal or state income tax return for the period, and no provision for income taxes has been recorded in the accompanying financial statements.

Management has evaluated the Company's tax positions and concluded that there are no uncertain tax positions requiring recognition or disclosure in the financial statements in accordance with ASC 740, *Income Taxes*.

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us, or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, Related Party Disclosures, in identifying related parties and disclosing related party transactions. No Transactions require disclosure.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

The Company did not have any outstanding short-term or long-term interest-bearing debt obligations as of March 17, 2026.

NOTE 6 – EQUITY

The Company is authorized to issue 6,000,000 shares of common stock with a par value of $0.0001 per share. As of March 17, 2026, 5,000,000 shares were issued and outstanding.

On March 17, 2026, Nosh Franchise LLC was converted into a Delaware corporation (the "Conversion"). In connection with the Conversion, each outstanding membership interest of Nosh Franchise LLC was converted into shares of the Company's common stock, resulting in the issuance of 5,000,000 shares of common stock to the former members of Nosh Franchise LLC.

Voting: Holders of common stock are entitled to one vote per share.

Dividends: Holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

_____

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to March 17, 2026, to assess the need for potential recognition or disclosure in this report. Such events were evaluated through June 15, 2026 the date these financial statements were available to be issued.

On May 4, 2026, the Company entered into a 65-month lease agreement with SCP 20 Greenway, LLC for approximately rentable 4,207 square feet located at 20 East Greenway Plaza, Houston, Texas, with a commencement date of June 1, 2026 and expiration date of October 31, 2031. The lease includes percentage rent for one suite and fixed base rent for the other, with base rent abated through October 31, 2026, subject to lease terms. The Company provided a $10,000 security deposit, and the lease is guaranteed by NoshPass, Inc.



NoshPass, Inc.
(the "Company")
a Delaware Corporation

Consolidated Financial Statements (unaudited) and Independent Accountant's Review Report

Years Ended December 31, 2025 & 2024

TABLE OF CONTENTS



RNB CAPITAL
Certified Public Accountants

RNB Capital CPAs, LLC
8520 Allison Pointe Blvd, Suite 220
Indianapolis, IN 46250
www.rnbcapitalcpas.com
info@rnbcapitalcpas.com
800-329-1766

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: NoshPass, Inc. Management

We have reviewed the accompanying financial statements of NoshPass, Inc. (the Company) which comprise the consolidated balance sheets as of December 31, 2025 & 2024 and the related consolidated statements of operations, consolidated statements of changes in shareholders' equity, and consolidated statements of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
The accountant's responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

The accountant is required to be independent of the entity and to meet the accountant's other ethical responsibilities, in accordance with the relevant ethical requirements relating to the review.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:
As discussed in Note 1, specific circumstances raise substantial doubt about the Company's ability to continue as a going concern in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. Management's plans in regard to these matters are also described in Note 1. Our conclusion is not modified with respect to the matter.

RNB Capital CPAS LLC

Indianapolis, IN

June 15, 2026

NOSHPASS, INC.
CONSOLIDATED BALANCE SHEET

AS OF DECEMBER 31,		2025	2024
ASSETS			
Current Asset:			
Cash and Cash Equivalents	$	22,762	16,210
Total Current Asset		22,762	16,210
Non-Current Assets:			
Fixed Assets, net	$	139,928	26,079
Total Non-Current Assets		139,928	26,079
TOTAL ASSETS	$	162,690	42,289
LIABILITIES AND EQUITY			
Current Liabilities:			
Accounts Payable	$	17,985	15,209
Accrued Interest-Loan from Related Party		283,684	66,221
Loan from Related Party		481,018	154,018
Total Current Liabilities	$	782,687	235,448
TOTAL LIABILITIES		782,687	235,448
EQUITY			
Preferred Stock		4,714	4,714
Convertible Equity		1,085,000	695,000
Additional Paid-in Capital		163,952	163,952
Accumulated Deficit		(1,873,663)	(1,056,825)
TOTAL EQUITY	$	(619,997)	(193,159)
TOTAL LIABILITIES AND EQUITY	$	162,690	42,289

See Accompanying Notes to these Unaudited Financial Statements

NOSHPASS, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS

YEAR ENDED DECEMBER 31,		2025	2024
Revenues			
Sales	$	319,570	460,509
Cost of Goods Sold		(317,457)	(399,860)
Gross Profit	$	2,113	60,649
Operating Expenses			
Advertising and Marketing	$	13,049	136,182
General and Administrative		479,030	339,519
Depreciation Expense		17,404	-
Total Operating Expenses		**509,483**	**475,701**
Total Loss from Operations	$	**(507,370)**	**(415,052)**
Other Income (Expense)			
Interest Expense	$	(309,468)	(69,536)
Total Other Income (Expense)		**(309,468)**	**(69,536)**
Net Loss	$	**(816,838)**	**(484,588)**

See Accompanying Notes to these Unaudited Financial Statements

NOSHPASS, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

	Series Seed 1 Preferred Stock		Series Seed 2 Preferred Stock		Convertible Equity	Additional Paid-in Capital	Accumulated Deficit	Total Shareholders' Equity
	# of Shares	$ Amount	# of Shares	$ Amount				
Beginning balance at 1/1/24	-	-	-	-	-	163,952	(572,237)	(408,285)
Issuance of Series Seed 1 Preferred Stock	325,600	3,256	-	-	-	-	-	3,256
Issuance of Series Seed 2 Preferred Stock	-	-	145,800	1,458	-	-	-	1,458
Issuance of Safe Notes	-	-	-	-	695,000	-	-	695,000
Net Loss	-	-	-	-	-	-	(484,588)	(484,588)
Ending balance at 12/31/24	325,600	3,256	145,800	1,458	695,000	163,952	(1,056,825)	(193,159)
Issuance of Convertible Equity	-	-	-	-	390,000	-	-	390,000
Net Loss	-	-	-	-	-	-	(816,838)	(816,838)
Ending balance at 12/31/25	325,600	3,256	145,800	1,458	1,085,000	163,952	(1,873,663)	(619,997)

See Accompanying Notes to these Unaudited Financial Statements

NOSHPASS INC.
CONSOLIDATED STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31,		2025	2024
OPERATING ACTIVITIES			
Net Loss	$	(816,838)	(484,588)
Adjustments to reconcile Net Loss to Net Cash used in operations:			
Depreciation Expense		17,404	-
Increase in Accounts Payable		2,776	4,146
Increase in Accrued Interest-Loan from Related Party		217,463	66,221
Total Adjustments to reconcile Net Loss to Net Cash used in operations:		237,643	70,367
Net Cash used in Operating Activities	$	(579,195)	(414,221)
INVESTING ACTIVITIES			
Fixed Assets Acquisition	$	(131,253)	(26,079)
Net Cash used in Investing Activities	$	(131,253)	(26,079)
FINANCING ACTIVITIES			
Proceeds (repayment of) from Related Party Loan	$	327,000	(255,398)
Proceeds from Convertible Equity		390,000	695,000
Issuance of Preferred Stocks		-	4,714
Net Cash provided by Financing Activities	$	717,000	444,316
Cash at the beginning of period		16,210	12,194
Net Cash increase for period	$	6,552	4,016
Cash at end of period	$	22,762	16,210

Supplemental Disclosures of Cash Flow Information:

Cash paid during the year for:			
Interest		878	3,315
Income taxes		-	-

See Accompanying Notes to these Unaudited Financial Statements

_____

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

NoshPass, Inc. (the "Company" or the "Parent") was incorporated on October 8, 2021 in Delaware and operates under the "Nosh Simple" brand as a technology-enabled food and beverage platform providing prepared meals through direct delivery services and automated retail kiosk operations. The Company prepares and distributes ready-to-eat meals through its website and mobile application and operates automated "Nosh Kiosk" smart refrigeration units located in workplaces, residential communities, and other high-traffic locations. The Company has also developed a franchise program to support the future expansion of its kiosk network.

The Company's headquarters and primary operations are located in Houston, Texas, and it currently serves customers primarily within major metropolitan areas in Texas.

To support its franchising and brand protection strategy, the Company formed two wholly owned Delaware subsidiaries on December 15, 2025: Nosh IP & Trademark, LLC ("Nosh IP") and Nosh Franchise, LLC. On December 16, 2025, NoshPass, Inc. and Nosh Franchise, LLC entered into an Intellectual Property and Trademark Assignment Agreement with Nosh IP & Trademark, LLC under which substantially all trademarks, software, recipes, operational know-how, vendor and marketing intellectual property, related goodwill, and certain vendor and domain arrangements associated with the "Nosh" and "Nosh Simple" brands were assigned to Nosh IP & Trademark, LLC. Following this transaction, Nosh IP & Trademark, LLC functions as the Company's intellectual property holding company and licenses the Nosh-related intellectual property to the Parent and its operating subsidiaries.

Nosh Franchise, LLC was converted to Nosh Franchise Inc. on March 17, 2026 to facilitate the Company's franchise expansion strategy and support capital formation activities. As of that date, Nosh Franchise Inc. is intended to serve as the primary vehicle for offering and supporting Nosh-branded franchise and kiosk arrangements.

The Company plans to raise capital in 2026 through Nosh Franchise Inc. as the issuer in a Regulation Crowdfunding ("Regulation CF") offering to support the expansion of its operations and infrastructure, including the growth of its Nosh Kiosk network and related franchise system

Risks & Uncertainties:

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Substantial Doubt about the Entity's Ability to Continue as a Going Concern:

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. Conditions and events that raise substantial doubt about the Company's ability to continue as a going concern include recurring operating losses incurred during the past three years through 2025, and the possibility that the Company may continue to generate losses as operations expand.

Management's plans to alleviate this substantial doubt include scaling the Company's automated kiosk network in existing and new markets, expanding its geographic footprint beyond current operating areas, and implementing a franchise model intended to support growth with lower capital requirements. In addition, management intends to raise additional capital through equity financing initiatives to support operations and future expansion efforts.

However, there is no guarantee of success in these efforts. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's fiscal year-end is December 31.

Basis of Consolidation

The consolidated financial statements include the accounts of NoshPass, Inc. and its wholly owned subsidiaries, Nosh IP & Trademark, LLC and Nosh Franchise, LLC, collectively referred to as the "Company." Both subsidiaries were incorporated in the State of Delaware on December 15, 2025, and their results of operations and financial position have been consolidated from that date through December 31, 2025. All intercompany accounts, transactions, and balances between the Parent and its subsidiaries have been eliminated in consolidation.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

FASB Accounting Standards Codification (ASC) 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists; therefore, developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of December 31, 2025 and December 31, 2024.

_____

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $22,762 and $16,210 in cash as of December 31, 2025 and December 31, 2024, respectively.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2025.

A summary of the Company's property and equipment is shown below.

Property Type	Useful Life in Years	2025	2024
Equipment	5-7	157,333	26,079
Less Accumulated Depreciation		(17,405)	-
Totals		**139,928**	**26,079**

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue from Contracts with Customers" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied.

The Company generates revenues from the following sources:

Franchise Fees
The Company generates revenue from initial franchise fees charged to franchisees for the right to operate under the Company's brand within a designated territory. The Company's performance obligations consist of granting franchise rights and providing onboarding, training, and initial setup services. Revenue is recognized when the franchise agreement becomes effective and the initial services are substantially delivered. Franchise fees are typically collected up front and do not involve extended credit terms.

Equipment Sales
The Company generates revenue from the sale of kiosk equipment, including smart refrigeration units and related hardware. The Company's performance obligation is satisfied upon delivery or transfer of control of the

equipment to the franchisee, and revenue is recognized at a point in time upon delivery. Payments are generally received up front, and delivery typically occurs within several weeks following order confirmation.

Wholesale Meal Sales

The Company generates revenue from the sale of prepared meals to franchisees for resale through kiosk locations. The Company's performance obligation is satisfied when meals are delivered or made available to the franchisee, and revenue is recognized at the point in time when control of the meals transfers. Payments are generally received at or prior to delivery.

Technology and Service Fees

The Company generates recurring revenue from technology platform access and operational support services provided to franchisees. The Company's performance obligation is satisfied over time as the services are provided, and revenue is recognized over the related service period. Fees are typically billed on a recurring basis, such as monthly.

Additional Service Fees

The Company generates revenue from optional services provided to franchisees, including consulting, training, logistics coordination, and other support services. Revenue is recognized at the point in time when the specific service is completed or delivered. Payments are typically received at the time the service is requested or shortly thereafter.

Advertising Fund Contributions

The Company collects contributions from franchisees to fund marketing and promotional activities that benefit the overall franchise network. The Company's performance obligation is satisfied over time as advertising and marketing activities are performed, and revenue is recognized over the period in which such activities occur. Contributions are typically billed periodically.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are expensed as costs are incurred.

General and Administrative

General and administrative expenses primarily consist of rent, utilities, selling expenses, and other operating costs incurred in support of the Company's business activities.

Organization and start-up costs are expensed as incurred in accordance with ASC 720-15, Start-Up Costs. During the period from December 15, 2025 through December 31, 2025, the Company's wholly owned subsidiary, Nosh Franchise, LLC, incurred approximately $48,000 of organization and start-up costs, which are included in general and administrative expenses in the accompanying consolidated statements of operations.

Income Taxes

The Company is subject to federal and applicable state income taxes. For the year ended December 31, 2024, the Company filed its federal and applicable state income tax returns, which reported no current income taxes payable or refundable for the period. The differences between income (loss) reported in the financial statements and the amounts reported in the 2024 income tax returns primarily relate to a net operating loss carryforward of approximately $639,000. The resulting deferred tax assets have been fully offset by a valuation allowance because management has concluded it is more likely than not that these deferred tax assets will not be realized.

For the period ended December 31, 2025, the Company was required to file an income tax return; however, the return has not yet been filed as of the date of the report. Management intends to comply with all applicable tax filing requirements and is in the process of preparing the necessary filings. No provision for income taxes has been recorded in the accompanying financial statements for the year ended December 31, 2025, as management has not yet completed the determination of any income tax liability or benefit for the period; any adjustments identified upon completion of the tax return, including the recognition of additional deferred tax assets or liabilities and any related valuation allowance, will be recorded in the period in which the information becomes available. Any penalties or interest that may arise from the late filing will be recognized when assessed or estimable, and the Company's policy is to classify such amounts as a component of income tax expense.

Management has evaluated the Company's tax positions in accordance with ASC 740, Income Taxes, and has concluded that there are no uncertain tax positions requiring recognition or disclosure as of December 31, 2025.

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

During the years ended December 31, 2025 and 2024, the Company had outstanding notes payable to its Chief Executive Officer, Yinan ("Aaron") Du, totaling $764,702 and $220,239, respectively, inclusive of accrued interest of $283,684 and $66,221, respectively. The loans were provided to support the Company's operating capital requirements. The terms and conditions of the related party loans are further described in Note 5.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

Related Party Notes Payable - Aaron Du had been providing funds to the Company on an informal basis since its organization in 2021. These advances accumulated to approximately $409,000, including accrued interest, as of December 31, 2023.

On May 1, 2024, the Company formalized its financing arrangement with Yinan ("Aaron") Du, the Company's Chief Executive Officer and a related party, by entering into an unsecured revolving promissory note agreement to provide working capital financing for operations.

Under the terms of the agreement, the Company may borrow, repay, and re-borrow funds up to a maximum aggregate principal balance of $500,000 outstanding at any time. The note matures six months from the issuance date or upon the occurrence of an event of default. The note bears interest at a rate designed to result in repayment of approximately 1.3 times the borrowed principal amount if held through the full six-month term. Any unpaid amounts after maturity accrue default interest at an increased rate as defined in the agreement. The note is classified as a current liability because amounts outstanding are due within twelve months of the balance sheet date and the Company does not have an unconditional right to defer settlement beyond one year.

During the years ended December 31, 2025 and 2024, the Company received principal advances under the revolving note totaling $481,018 and $154,018, respectively, to support operating activities.

_____

As of December 31, 2025 and 2024, the outstanding balance due to the related party lender was $764,702 and $220,239, respectively, including accrued interest of $283,684 and $66,221, respectively. Accordingly, the outstanding principal balance as of December 31, 2025 and 2024 was $481,018 and $154,018, respectively.

NOTE 6 – EQUITY

The Company has authorized 3,000,000 shares of common stock with a par value of $0.01 per share. No common shares were issued and outstanding as of December 31, 2025 and 2024.

Voting: Common stockholders are entitled to one vote per share on all matters submitted to stockholders. The holders of common stock, voting as a separate class, are entitled to elect the sole director of the Corporation.

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors, subject to the rights and preferences of the preferred stockholders.

The Company has authorized 500,000 shares of preferred stock with a par value of $0.01 per share, consisting of 325,600 shares designated as Series Seed-1 Preferred Stock and 145,800 shares designated as Series Seed-2 Preferred Stock. All authorized preferred shares were issued and outstanding as of December 31, 2025 and 2024.

Voting: Preferred shareholders have voting rights on an as-converted basis and vote together with common stockholders as a single class on all matters submitted to stockholders. Certain actions that would adversely affect the rights, preferences, or privileges of the preferred stock require approval of the requisite holders (generally a majority of preferred stock).

Dividends: Preferred shareholders are entitled to participate in dividends on an as-converted basis with common stockholders and are entitled to receive any declared but unpaid dividends in accordance with the Company's certificate of incorporation.

Redemption: The preferred stock is not mandatorily redeemable. Any redeemed or repurchased preferred shares are automatically cancelled and may not be reissued.

Conversion: Each share of preferred stock is convertible at the option of the holder into common stock at any time based on the applicable conversion ratio. All preferred stock automatically converts into common stock upon a qualified public offering or upon approval by the requisite holders, subject to customary anti-dilution adjustments.

Liquidation Preference: In the event of a liquidation, dissolution, winding up, or deemed liquidation event, holders of preferred stock are entitled to receive, prior to any distribution to common stockholders, an amount equal to the greater of (i) the applicable original issue price plus any declared but unpaid dividends, or (ii) the amount that would have been received had the preferred stock been converted into common stock immediately prior to such event. Remaining proceeds, if any, are distributed to common stockholders on a pro rata basis.

Convertible Equity

During the periods ended December 31, 2025 and 2024, the Company issued convertible equity instruments to third-party investors. These instruments bear no interest, have no stated maturity date, and are convertible into preferred stock upon the occurrence of specified events, including a qualifying equity financing. The conversion price is determined based on a valuation cap of $6,500,000 or an 80% discount to the price paid by new investors, whichever is more favorable to the investors.

If a liquidity or dissolution event occurs prior to conversion, investors are generally entitled to receive a cash payment equal to 1.25 times their purchase amount or, in certain circumstances, shares of common stock based on the valuation cap, subject to the agreements' liquidation provisions. The instruments are classified as equity in the

_____

accompanying financial statements because they do not contain an unconditional obligation to deliver cash and are generally settled in the Company's own equity instruments. As of December 31, 2025 and 2024, the aggregate principal amounts outstanding were $1,085,000 and $695,000, respectively.

Certain agreements, including related side letters, grant investors additional rights such as most-favored-nation provisions, information and inspection rights, non-voting board observer rights, and rights of first refusal to participate in future financing transactions.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2025 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through June 15, 2026 the date these financial statements were available to be issued.

From January 1, 2026 through March 17, 2026, the Company funded approximately $83,000 of operating, organization, and start-up expenses related to Nosh Franchise, LLC, including costs incurred in connection with its conversion to a corporation. On March 17, 2026, Nosh Franchise, LLC was converted into Nosh Franchise, Inc.

In addition, following year-end, management initiated steps to restructure certain business activities among the Parent and its subsidiaries. As previously disclosed, substantially all Nosh-related intellectual property had been assigned on December 16, 2025 to Nosh IP & Trademark, LLC pursuant to an Intellectual Property and Trademark Assignment Agreement.

During 2026, the Company also began organizing franchise-related operations under Nosh Franchise, Inc. Management intends for the Parent to transition toward a holding-company role as this structure is implemented. As of the date these financial statements were available to be issued, the broader operating transfer was in process.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Invest in Nosh Franchise

Building the Infrastructure for Wholesome, Affordable, 24/7 Food

Humans need fuel daily. But between DoorDash fees, disappearing restaurants, and $25 sandwiches made from $3 ingredients, we think the system that's supposed to feed America is failing. Nosh Simple is building what it believes comes next, a 24/7 unattended meal network that makes fresh, affordable food as accessible as a cold drink....

Show more

Invest Now

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.



Fresh Meals.
Smarter System.
From kitchen to customer, NOSH is a fully integrated system built for scale.

OVERVIEW | ABOUT | TERMS | DISCUSSION | INVESTING FAQS | EXPLORE

Invest Now
20% Discount

MIN INVEST $250

VALUATION CAP $16.5M

REASONS TO INVEST



Proven Meal Product: Our Promoter Rate is 82%, and a strong majority of surveyed customers say they would be "very disappointed" if they could no longer use NOSH Simple. Our most engaged Houston customers average 7 meals per week, all with little paid kiosk advertising spend to date. All meals are scratch-made, no preservatives, and never frozen. We call this "real food for real people at real affordable prices", the way it should be.



A Category-Defining Food Infrastructure Business, Not Just a Restaurant Business: By owning our entire supply chain — from central kitchen production to direct delivery to unattended kiosk retail — we address what we believe are the three biggest cost drivers in food service simultaneously: real estate, in-store labor, and third-party delivery fees. The result is a wholesome meal priced at approx. $5.95 that would often cost significantly more through a traditional delivery app. We're not building cars. We're building roads.



One of the First Multi-Cuisine Unattended Retail Networks Working to Capture "5 Million" Existing Location Demand: There are approx. 5 million vending machines in America; Nosh is here to place a "real food" machine next to each of those vending machines. Our Nosh Kiosk network grew from zero to 30 locations in just 8 months in our pilot market, with a 4.9/5.0 Google rating, and little business development effort or paid kiosk marketing spend. That traction matters because of what it signals about the category. Categories like fast food and ride-sharing were once fragmented, unbranded, and local before a single brand emerged to define each space. Automated food retail is still fragmented, unbranded, and local, exactly where restaurants were before 1948. NOSH Simple intends to be the brand that defines this space.



TEAM



Yinan (Aaron) Du • Founder, CEO, Principal Accounting Officer, Board Member
Serial founder & Navy veteran. MIT CS, Cambridge Economics, Harvard MBA. Scaled a fintech to 30K+ customers. Previously worked with KKR and J.P. Morgan. Leads product, tech & ops.



Martin Tistoj • Head of Kitchen
21 years of culinary expertise spanning fine dining to fast-casual. Oversees a 16-person kitchen team managing high-volume production, procurement, and quality control.



Zhicong Yang • Head of Engineering
Full-stack engineering lead with ~10 years in NodeJs, React & PostgreSQL. Built Nosh Simple's website, kiosk, and mobile app. Developed a proprietary logistics & driver management system. Co-...
Read More

THE PITCH

We didn't disrupt fast food. We bypassed it entirely.

1948 was the year America last reinvented how it feeds itself. Today, we get fed in two ways: restaurants and grocery. Both models are breaking down. Labor shortages are forcing restaurant closures at scale, cost math no longer works for most operators. Grocery prices are rising. And delivery apps, meant to bridge the gap, have only made meals more expensive, with fees and tips frequently pushing delivered costs well above $25. A new infrastructure is needed. That's what NOSH Simple believes it's building.

What would your life look like if you no longer felt held back by daily meal "compromises"? No more DoorDash gouging. No more lost lunch hours. No more frozen meals. No more soda & chips for "lunch." No more cooking and cleanup chores. No more inequity — where the workers delivering those meals often can't afford to order from the same apps they drive for.

NOSH Simple is built differently. We operate a central kitchen that produces 180+ dishes across 20+ cuisines — AsianItalian, Cajun, Mexican, Indian, Mediterranean, and more — all scratch-made fresh, never frozen, and free of preservatives. From our kitchen, meals go directly to customers via our own delivery network, or through our Nosh Kiosk units deployed in office buildings, warehouse breakrooms, campuses, hotels, car dealerships, apartment complexes, gyms, and recreational facilities. No restaurant lease. No front-of-house staff. No third-party delivery commission.

We are not a food delivery app. We are not a ghost kitchen. We are not a meal kit service. We are not building just the Uber or Airbnb for food. We

believe we are building the last-mile retail (LMR) infrastructure for everyday living — a new American supply chain for everyday meals, catalyzed by progress in physical AI. We believe that integration is what makes our price point possible and our margins defensible as we scale.





180+ Dishes. 20+ Cuisines.
A World of Meals, Built on One System
Mexican
Italian
Chinese
Plant-Based
Japanese
Spanish
American
Cajun
Tex-Mex
Mediterranean
African
Thai

A Different Kind of Food Company
Fully integrated food system
Not a delivery app
Not a ghost kitchen
Not a meal kit

THE PROBLEM & OUR SOLUTION

Why does a $2 ingredient end up costing you $25 at the door?

The Problem:

Eating well shouldn't require a subscription, a 45-minute wait, or a $30 delivery receipt. Fast food is convenient and cheap, but nutritionally limited. Delivery apps are convenient but expensive — fees and tips frequently push delivered meal costs well above $25. Meal kit services are healthier but expensive, subscription-based, and logistically slow. In our opinion, the three largest cost drivers in food service — real estate, labor, and third-party delivery fees — have rarely, if ever, been addressed simultaneously by a single operator.


$5.95 / meal
NOSH Simple
VS
$25
Restaurant/
App Delivery

Representative estimate based on average delivery fees and tips. Actual costs vary.

Our Solution:

NOSH Simple operates two integrated channels. Our direct meal service offers a rotating weekly menu of 180+ dishes across 20+ cuisines, scratch-made daily in our central kitchen, with free delivery and no subscription required for approximately $5.95 per meal.


Kitchen
Delivery
Kiosk
Customer



Our Nosh Kiosk network places 24/7 unattended smart food kiosks in office buildings, warehouse breakrooms, campuses, hotels, car dealerships, apartment complexes, gyms, and recreational facilities — stocked multiple times per week from our central kitchen, with built-in microwave capability for heat-and-eat convenience.

Both channels share a single production infrastructure, creating cost advantages that scale with production volume.







THE MARKET & OUR TRACTION

Houston isn't a test market. It's proof of concept.

Market Opportunity: Three industries. One integrated play.

The U.S. quick-service restaurant industry generates hundreds of billions of dollars in annual revenue. The meal delivery market has grown but remains structurally expensive for consumers due to multi-layer intermediaries. The smart food vending market remains a fraction of the size of the beverage vending market, suggesting significant room for growth. NOSH Simple believes it's positioned at the intersection of all three of these markets.

There are approximately 7 million food and beverage kiosks across the United States. Americans can access a cold drink on virtually any corner. Real food, fresh, affordable, ready to eat, remains out of reach for most of the country outside of a restaurant or grocery store. NOSH Simple is working to build the food equivalent of that distribution network. Not the food. The infrastructure.


BUILT. TESTED. SCALING.
30+
Kiosk Locations
Growing Quickly
4
Texas Cities
82
7x
per week
120+
Planned Expansion


Promoter Rate
repeat orders
Territories
0 TO 30 KIOSKS IN 8 MONTHS

Our Traction: Three years in. Delivery, Kiosks, Central "Nosh Kitchen"Customers who keep coming back.

After approximately three years of operations in the Houston, Texas metropolitan area, NOSH Simple has achieved a Promoter Rate of 82% and a majority of delivery customers returning for repeat orders. Our most engaged repeat customers average approximately 7 meals per week. Our Nosh Kiosk network reached 30 active locations within 8 months of launch and a 4.9/5.0 Google rating across locations, as of the date of this offering. We currently serve customers across four Texas cities and surrounding suburban communities. Nosh recently relocated to its new and bigger Nosh Kitchen, our first retail location that doubles up as our Central Kitchen. Customer growth to date has been organic, with limited kiosk advertising spend.


QSR (Fast food)
NOSH Simple
Delivery apps
Smart vending
Working to operate at the intersection of three markets

As Seen on Fox 26 Houston:


FOX 26 HOUSTON



This video was filmed in 2023 and reflects an earlier stage of the Company's operations. Delivery terms and membership structures described have since changed. The Company currently offers always-free delivery with no subscription required.



As Featured On
FOX
NOSH
Simple

WHY INVEST

Three years of hard work. Join us for what's next.

NOSH Simple has spent three years building and refining the infrastructure for everyday food in a real market, with real customers who keep coming back. We have demonstrated that a centralized kitchen model can deliver restaurant-quality food at prices meaningfully below what most consumers pay through delivery apps — without subscriptions, without third-party platforms, and with little paid kiosk advertising.

This offering provides an opportunity for everyday investors to be among the first to invest in one of the first multi-cuisine unattended retail networks — as we take what we have built in Houston and expand it across Texas and, ultimately, across the country. We believe our low-capex kiosk model, just-in-time supply chain, and demonstrated unit economics position us for capital-efficient growth at scale.

Every generation has its infrastructure moment. Electricity made energy a utility. The internet made information a utility. NOSH Simple is working to make nourishment a utility, bringing fresh, affordable food to communities through a scalable, technology-enabled network. We

believe food is the only daily human necessity still waiting for its infrastructure moment. That moment is now.


Simple & Delicious
Weekly menu, ready-to-eat, wholesome, scratch-made
Most Affordable
No subscriptions, One of the Most Affordable
Local & Fresh
Daily delivery, Local & never Frozen
Personal Touch
20+ Cuisines
1 Commitment: Serving You

FAQ

Q: What exactly is NOSH Simple — is it a restaurant, a delivery app, or a vending company? None of the above. NOSH Simple is a fully integrated meal supply chain company — combining a central kitchen, proprietary logistics, software, and a 24/7 kiosk network into one system. We call it The Everywhere Restaurant. The goal is simple: fresh, scratch-made meals across 180+ dishes and 20+ cuisines, at approximately $5.95, wherever people already are. No subscription. No delivery fee. No restaurant lease.

Q: How is NOSH Simple different from DoorDash, ghost kitchens, or meal kit services? Those models generally own one layer of the supply chain and outsource the rest — which is exactly why a meal that costs under $2 to produce can end up costing $25 or more at your door. NOSH owns the entire chain, from kitchen to kiosk to customer. That integration is what we believe makes our price point possible and our margins defensible as we scale.

Q: What does my investment actually fund? This Reg CF raise funds a specific, defined milestone: expanding NOSH Simple's establishedHouston model across four Texas cities — Dallas, Austin, San Antonio, and Houston — through 120 planned exclusive franchise territories, each potentially covering approximately 3,000 potential host businesses. Capital goes toward franchise infrastructure, kiosk network expansion, and the operational buildout that takes NOSH from a validated single-city model to a regional network.

Q: What traction does NOSH Simple have so far? After initial operations in Houston, NOSH Simple has achieved a Promoter Rate of 82% and a 4.9/5.0 Google rating across kiosk locations. The Nosh Kiosk network reached 30 active locations within 8 months of launch, with strong month-over-month unit sales growth. Our most engaged repeat customers average approximately 7 meals per week. All customer growth to date has been organic, with little paid kiosk advertising spend.

Q: What are the biggest risks I should be aware of? NOSH Simple is an early-stage company. The franchise system is new and expanding a franchise network at scale involves execution risk — recruiting, training,

and placing franchisees successfully has not yet been tested at large scale. The projected margin expansion depends on volume growth holding as the network scales. And as with all Reg CF equity investments, this is speculative and illiquid — there is no guaranteed return or exit. We encourage all investors to review the full offering documents on StartEngine before making a decision.

Q: **Who is behind NOSH Simple?** NOSH Simple was founded by Aaron Du, a US Navy veteran, MIT graduate, and Harvard MBA. Aaron is a serial founder with both zero-to-one and large-scale operational experience — having previously founded and operated a local commerce business spanning multiple cities with a large staff, and scaled a fintech company to tens of thousands of customers on a limited budget. The kitchen operation is led by Martin Tistoj, who brings 21 years of culinary expertise across fine dining and fast-casual, overseeing a 16-person production team. Engineering is led by Zhicong Yang, who built NOSH Simple's website, kiosk, and mobile app and developed the proprietary logistics and driver management system.

Q: **How do I invest, and who is eligible?** This is a Reg CF equity offering hosted on StartEngine, open to all investors — accredited and non-accredited. To invest, visit the NOSH Simple campaign page on StartEngine, review the full offering documents, and complete your investment online. Investors who move early may be eligible for time-based perks, amount-based perks, and a 10% bonus for eligible StartEngine Venture Club members. Review the offering page for full perk details and terms.

ABOUT

HEADQUARTERS

20 E. Greenway Plaza Houston, TX 77046

WEBSITE

View Site ⌐

Humans need fuel daily. But between DoorDash fees, disappearing restaurants, and $25 sandwiches made from $3 ingredients, we think the system that's supposed to feed America is failing. Nosh Simple is building what it believes comes next, a 24/7 unattended meal network that makes fresh, affordable food as accessible as a cold drink. Approximately $5.95 for a lite-sized meal. No subscription, free delivery.

TERMS
Nosh Franchise

Overview

AMOUNT RAISED	VALUATION CAP
$0	$16.5M

Breakdown

MIN INVESTMENT	OFFERING TYPE
$250	**Simple Agreement for Future Equity**

DISCOUNT
20.0%

CONVERSION TRIGGER
$1,000,000

	Most Recent Fiscal Year-End	Prior Fiscal Year-End
Total Assets	$162,690	$42,289
Cash & Cash Equivalents	$22,762	$16,210
Accounts Receivable	$0	$0
Short-Term Debt	$782,687	$235,448
Long-Term Debt	$0	$0
Revenue & Sales	$319,570	$460,509
Costs of Goods Sold	$317,457	$399,860
Taxes Paid	$0	$0
Net Income	-$816,838	-$484,588

SEC Recent Filing →

Offering Memorandum →

Financials ⌃

Risks ⌃

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

A Crowdfunding Simple Agreement for Future Equity (Crowdfunding SAFE) offers you the right to receive Crowdfunding Stock in Nosh Franchise. The amount of Crowdfunding Stock you will receive in the future will be determined at the next equity round in which the Company raises at least $1,000,000.00 in a qualified equity financing. The highest conversion price per security is set based on a $16,500,000.00 Valuation Cap or if less, then you will receive a 20.00% discount on the price the new investors are paying. You will receive no interest on your investment. When the maturity date is reached, if the Crowdfunding SAFE has not converted then you are entitled to receive Crowdfunding Stock equal to your investment back at a price per security by dividing the Valuation Cap by the aggregate number of outstanding equity securities of the Company as of immediately prior (on a fully diluted basis).

*Bonus discount subject to adjustment of bonus discounts for StartEngine noteholders. See discount bonus below.

Investment Incentives & Bonuses*

Time-Based Perks

Early Bird 1: Invest any amount within the first 4 weeks and receive a 5% addition to the base discount

Early Bird 2: Invest $1,000+ within the first 4 weeks and receive a 12% addition to the base discount.

Early Bird 3: Invest $2,500+ within the first 4 weeks and receive a 15% addition to the base discount.

Early Bird 4: Invest $5,000+ within the first 4 weeks and receive a 18% addition to the base discount.

Early Bird 5: Invest $25,000+ within the first 4 weeks and receive a 20% addition to the base discount.

Flash Perk 1: Invest $1,000+ between days 35 – 40 and receive a 10% addition to the base discount.

Flash Perk 2: Invest $1,000+ between days 60 – 65 and receive a 10% addition to the base discount.

Flash Perk 3: Invest $1,000+ between days 85 – 90 and receive a 12% addition to the base discount.

Amount-Based Perks

Tier 1: Invest $2,500+ and receive a 4% addition to the base discount.

Tier 2: Invest $5,000+ and receive a 8% addition to the base discount.

Tier 3: Invest $10,000+ and receive a 12% addition to the base discount.

Tier 4: Invest $25,000+ and receive a 18% addition to the base discount.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus discounts from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

Crowdfunding investments made through a self-directed IRA cannot receive perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

Nosh Franchise Inc. will offer a 10% additional discount bonus for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

Eligible StartEngine noteholders will receive a 10% bonus discount on the note in this Offering. For example, this would mean your discount percentage would be 30% instead of 20%.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club Bonus and the Loyalty Bonus in addition to the aforementioned bonus.

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Reg. BI Disclosures

Business Continuity Plan Disclosure

Important Message

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital LLC, a funding portal registered here with the US Securities and Exchange Commission (SEC) and here as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary LLC ("SE Primary"), a broker-dealer registered with the SEC and FINRA / SIPC. You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck here. StartEngine Secondary is an alternative trading system (ATS) regulated by the SEC and operated by SE Primary. SE Primary is a member of SIPC and explanatory brochures are available upon request by contacting SIPC at (202) 371-8300.

StartEngine facilitates three types of primary offerings:

1. Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated).
2. Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC.
3. Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice concerning any securities.

Neither StartEngine nor any of its officers, directors, agents, and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site.

Investing in private company securities is not suitable for all investors. An investment in private company securities is highly speculative and involves a high degree of risk. It should only be considered a long-term investment. You must be prepared to withstand a total loss of your investment. See additional general disclosures here.

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StartEngine Marketplace

StartEngine Marketplace ("SE Marketplace") is a website operated by StartEngine Primary, LLC ("SE Primary"), a broker-dealer that is registered with the SEC and a member of FINRA and the SIPC.

StartEngine Secondary ("SE Secondary") is our investor trading platform. SE Secondary is an SEC-registered Alternative Trading System ("ATS") operated by SE Primary that matches orders for buyers and sellers of securities.

Even if a security is qualified to be displayed on SE Marketplace, there is no guarantee an active trading market for the securities will ever develop, or if developed, be maintained. You should assume that you may not be able to liquidate your investment for some time or be able to pledge these shares as collateral.

Canadian Investors: Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors.

California Investors Only – Do Not Sell My Personal Information (800-317-2200). StartEngine does not sell personal information. For all customer inquiries, please write to contact@startengine.com.

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Main Campaign Video:

Her name is Maria. She drives for DoorDash. Order accepted. Tonight she delivered a $23 burger to someone who could afford it. She made $3 on the run.

She can't afford to order the food she spends all night delivering, and she doesn't have time to cook the food they need. Her three kids are eating instant ramen, again.

Maria isn't one person, she's millions of Americans. And here's why: Restaurant labor costs are at historic highs. Food inflation is pushing everyday meals out of reach. Even successful chains are closing. Not everyone has the time or the means to walk or drive to a restaurant. The delivery apps take 20 to 30% off the top.

80% of every restaurant visit in this country goes to quick service. This is how America eats. And the model hasn't fundamentally changed since McDonald's opened its first location in 1948.

I'm Aaron Du. I founded Nosh Simple. Nosh isn't a restaurant. We're the new infrastructure for how Americans get fed.

Central kitchen, logistics, software, 24/7 kiosks where customers pick up the food. Hospitals, apartments, office lobbies,gyms—where people already are. Fresh meals, $5.95 for an 8-ounce box. We call the category: Last Mile Retail. Nobody owns it yet.

The first question people often ask is: How is this possible at $5.95? Here's the mathematical truth.

Nosh doesn't own a single kitchen, truck, or kiosk—franchisees do. No storefront rent, no wait staff, no cashier, no drive-thru, no commission to a third-party app. One central kitchen feeds 200 kiosks, instead of 200 restaurants needing 200 kitchens.

Every layer of cost that built the $23 meal, we remove.

And because the kitchen is central, we don't cook one menu. Over 180 meal options rotate through our network: Mexican, Asian, Mediterranean, comfort food, halal, vegetarian, without adding a single square foot of kitchen. One kitchen, endless variety—that's the unlock.

This model isn't theoretical. In Japan, over 40% of every 7- Eleven sales come from ready-to-eat food categories.

Fresh food, close by, affordable, everywhere—it's already an everyday reality for them. The labor and rent math doesn't work in the US the traditional way, so we rebuilt it.

You might have seen companies or kiosks at airports that look like us. They're not. A hardware company that sources food is a different animal than a food company that built the hardware. We're the second one. That's not a claim, that's our unique operating system.

Five reasons this raise matters, and matters now. The window is open. Labor shortage, food inflation, demand for fresh food—these are three tailwinds that didn't exist five years ago.

The model is established. Three years, four Texas cities, 27 kiosks, limited advertising spend, a net promoter score of 82.

Asset light means the ability to blitzscale to 50 states. We don't own the kitchens, the trucks, or the kiosks. We scale like software, not like a restaurant chain.

The category is unclaimed. Last Mile Retail has no incumbent. We're filling the gaps where the biggest tech names are absent. Inventing the category of last mile retail.

This is the earliest entry point for America's future infrastructure for food. Reg CF means it's accessible to everyone now for as low as $250.

Here's what your investment gets you: Equity in Nosh Simple, you own a real stake in the company. Time-based early bird perks: the earlier you commit, the better the terms. Amount-based perks: the more you invest, the more you receive. A 10% StartEngine Venture Club bonus for eligible members.

Most people never get to invest at the start of a new category. They only see it once it's obvious. Now is your chance to change that.

Tonight, Maria isn't choosing between her time and her kids' dinner. We're building this for her, and for everyone like her. Invest in the infrastructure creating a better way for Americans to eat.

Embedded Video:

Introduction: Time for school going back, a new meal delivery business is launching in Houston and it's using artificial intelligence to cut costs for consumers. How about that? Consumer reporter Heather Sullivan is here to break it all down for us. Hi Heather.

Heather Sullivan: Hi. So it's called Nosh Simple and it hopes to make it easier for you to eat healthy meals and to help you save money on food delivery. Take a look.

Narrator: For Nosh Simple, the idea is simple.

Aaron Dew (Founder): Our mission as a company that's Nosh Simple is to really make delivered meals affordable for anyone that they can order every day.

Narrator: Simple just launched in Houston, delivering prepared meals for seven dollars each.

Aaron Dew: Seven dollars from you all the time. So we're really a meal service for the little guys.

Narrator: They deliver to anyone—homes and apartment lobbies—within a 20-mile radius of downtown Houston. They also hope to be a solution in food deserts that lack access to fresh food.

Aaron Dew: It really is a societal problem that we want to be at the forefront to fix.

Narrator: Founder Aaron Dew says they're cutting costs by making meals in large batches, consolidating deliveries in set time windows, and using artificial intelligence to cultivate meal preferences and available ingredients.

Aaron Dew: We intend to use a lot of the AI technologies to basically pick up what people are viewing, and frankly, looking through the math of cross-utilizing ingredients.

Narrator: Later, they plan to launch an online chat feature to let customers personalize orders. Dew says delivery is free on Sundays, Tuesdays, and Thursdays, or six dollars on other days. And they offer 17 different cuisines.

Aaron Dew: Indian, Chinese, you know, Japanese, Italian, Mexican, you name it. And we do have a variety of dietary options that's also covered as well, as vegan, vegetarian, and gluten-free and whatnot.

Narrator: Dew says the first six-month membership is free.

Aaron Dew: In the future we might charge a small fee, very affordable fee—probably 6.99, you know, on a monthly fee—for you to be part of the membership.

Heather Sullivan: And right now they're offering a coupon to invite you to try them out, so I put a link to that for you on Fox26Houston.com.

Anchor: Great, Heather. And how does Nosh Simple compare in price to some of the other delivery companies?

Heather Sullivan: Yeah, we wanted to see how they stack up. So CNET actually just did a very recent price survey and they showed that prepared meal delivery services range from six to 14 dollars per meal. So at seven dollars, Nosh Simple is on the lower end. And then we wanted to compare that, by the way, to just restaurant takeout that averages $12.90, and restaurant delivery or an app delivery that averages $21.80 a meal. So there could be some good savings there if you're going to be ordering food to your home.

Anchor: Hey, it's good to know about.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital or StartEngine Primary, as identified in the Offering Statement filed on the SEC EDGAR filing system (the "Intermediary"), the issuer is required to pay to Intermediary a fee consisting of a 5.5-14% (five and one-half to fourteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of the Intermediary. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to the Intermediary, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine's platform.

- As compensation for the services provided by StartEngine, investors are also required to pay the Intermediary a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- The Intermediary will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Venture Club members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

CROWDFUNDING SAFE SUBSCRIPTION AGREEMENT

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES, AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP FOLLOWING THIS OFFERING.

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES OR BLUE SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND STATE SECURITIES OR BLUE SKY LAWS. ALTHOUGH AN OFFERING STATEMENT HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), THAT OFFERING STATEMENT DOES NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND IT IS NOT REVIEWED IN ANY WAY BY THE SEC. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO SUBSCRIBER IN CONNECTION WITH THIS OFFERING OVER THE WEB-BASED PLATFORM MAINTAINED BY STARTENGINE PRIMARY LLC (THE "INTERMEDIARY"). ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

INVESTORS ARE SUBJECT TO LIMITATIONS ON THE AMOUNT THEY MAY INVEST, AS SET OUT IN SECTION 4(e). THE COMPANY IS RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH BY EACH SUBSCRIBER IN THIS SUBSCRIPTION AGREEMENT AND THE OTHER INFORMATION PROVIDED BY SUBSCRIBER IN CONNECTION WITH THIS OFFERING TO DETERMINE THE APPLICABILITY TO THIS OFFERING OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

PROSPECTIVE INVESTORS MAY NOT TREAT THE CONTENTS OF THE SUBSCRIPTION AGREEMENT, THE OFFERING STATEMENT OR ANY OF THE OTHER MATERIALS AVAILABLE ON THE INTERMEDIARY'S WEBSITE (COLLECTIVELY, THE "OFFERING MATERIALS") OR ANY COMMUNICATIONS FROM THE COMPANY OR ANY OF ITS OFFICERS, EMPLOYEES OR AGENTS AS INVESTMENT, LEGAL OR TAX ADVICE. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THIS OFFERING, INCLUDING THE MERITS AND THE RISKS INVOLVED. EACH PROSPECTIVE INVESTOR SHOULD CONSULT THE INVESTOR'S OWN COUNSEL, ACCOUNTANT AND OTHER PROFESSIONAL ADVISOR AS TO INVESTMENT, LEGAL, TAX AND OTHER RELATED MATTERS CONCERNING THE INVESTOR'S PROPOSED INVESTMENT.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE,"

"INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

THE INFORMATION PRESENTED IN THE OFFERING MATERIALS WAS PREPARED BY THE COMPANY SOLELY FOR THE USE BY PROSPECTIVE INVESTORS IN CONNECTION WITH THIS OFFERING. NO REPRESENTATIONS OR WARRANTIES ARE MADE AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED IN ANY OFFERING MATERIALS, AND NOTHING CONTAINED IN THE OFFERING MATERIALS IS OR SHOULD BE RELIED UPON AS A PROMISE OR REPRESENTATION AS TO THE FUTURE PERFORMANCE OF THE COMPANY.

THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION AND FOR ANY REASON WHATSOEVER TO MODIFY, AMEND AND/OR WITHDRAW ALL OR A PORTION OF THE OFFERING AND/OR ACCEPT OR REJECT IN WHOLE OR IN PART ANY PROSPECTIVE INVESTMENT IN THE SECURITIES OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE AMOUNT OF SECURITIES SUCH INVESTOR DESIRES TO PURCHASE. EXCEPT AS OTHERWISE INDICATED, THE OFFERING MATERIALS SPEAK AS OF THEIR DATE. NEITHER THE DELIVERY NOR THE PURCHASE OF THE SECURITIES SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THAT DATE.

TO: %%NAME_OF_ISSUER%%
%%ADDRESS_OF_ISSUER%%

Ladies and Gentlemen:

1. <u>Crowdfunding SAFE Subscription</u>.

(a) The undersigned ("Subscriber") hereby subscribes for and agrees to purchase a Crowdfunding SAFE (the "Securities"), of %%NAME_OF_ISSUER%%, a %%STATE_INCORPORATED%%, %%COMPANY_TYPE%% (the "Company"), upon the terms and conditions set forth herein. The rights of the Securities are as set forth in the Crowdfunding SAFE and any description of the Securities that appears in the Offering Materials is qualified in its entirety by such document.

(b) By executing this Subscription Agreement, Subscriber acknowledges that Subscriber has received this Subscription Agreement, a copy of the Offering Statement of the Company filed with the SEC and any other information required by the Subscriber to make an investment decision.

(c)   This Subscription may be accepted or rejected in whole or in part, at any time prior to a Closing Date (as hereinafter defined), by the Company at its sole discretion. In addition, the Company, at its sole discretion, may allocate to Subscriber only a portion of the number of Securities Subscriber has subscribed for. The Company will notify Subscriber whether this subscription is accepted (whether in whole or in part) or rejected. If Subscriber's subscription is rejected, Subscriber's payment (or portion thereof if partially rejected) will be returned to Subscriber without interest and all of Subscriber's obligations hereunder shall terminate.

(d)   The aggregate value of Securities sold shall not exceed $%%MAX_FUNDING_AMOUNT%%.   Providing that subscriptions for $%%MIN_FUNDING_AMOUNT%% Securities are received (the "Minimum Offering"), the Company may elect at any time to close all or any portion of this offering, on various dates at or prior to the termination date (each a "Closing Date").

(e)   In the event of rejection of this subscription in its entirety, or in the event the sale of the Securities (or any portion thereof) is not consummated for any reason, this Subscription Agreement shall have no force or effect.

2.   <u>Purchase Procedure</u>.

(a)   <u>Payment.</u> The purchase price for the Securities shall be paid simultaneously with the execution and delivery to the Company of the signature page of this Subscription Agreement, which signature and delivery may take place through digital online means. Subscriber shall deliver a signed copy of this Subscription Agreement, along with payment for the aggregate purchase price of the Securities in accordance with the online payment process established by the Intermediary.

(b)   <u>Escrow arrangements.</u> Payment for the Securities shall be received by Bryn Mawr Trust Company (the "Escrow Agent") from the undersigned by transfer of immediately available funds or other means approved by the Company prior to the applicable Closing, in the amount as set forth on the signature page attached hereto below and otherwise in accordance with Intermediary's payment processing instructions. Upon such Closing, the Escrow Agent shall release such funds to the Company.   The undersigned shall receive notice and evidence of the digital entry of the number of the Securities owned by Subscriber reflected on the books and records of the Company (reflected either (i) under Subscriber's name or (ii) under StartEngine Primary, LLC as nominee) as recorded by StartEngine Secure, LLC (an SEC registered Transfer Agent service operated by StartEngine Crowdfunding, Inc.) or other SEC registered transfer agent as designated by the Company, which books and records shall bear a notation that the Securities were sold in reliance upon Regulation CF or (iii) under StartEngine Primary, LLC as custodian) as recorded by StartEngine Secure, LLC (an SEC registered Transfer Agent service operated by StartEngine Crowdfunding, Inc.).

(c)   <u>Special provisions for cryptocurrency payments</u>. Notwithstanding Section 2(b), cryptocurrency payments will be received by the Escrow Agent from the undersigned and converted to U.S. dollars once per day. Once converted to U.S. dollars, the undersigned will be subscribed for the number of Securities he is eligible to receive based upon the investment value in U.S. dollars (the "Final Investment Amount"). Subscriber understands that the Final Investment Amount will be determined following the exchange of the cryptocurrency to U.S. dollars at the current exchange rate, minus the Digital Asset Handling Fee of the Escrow Agent. Cryptocurrency payments received at any time other than business hours in New York City (9:00am to 4:00pm Eastern Time, Monday through Friday) will be converted to U.S. dollars on the next business day. Subscriber further understands and affirms that Subscriber will be subscribed for the Securities equalling one-hundred percent (100%) of the Final Investment Amount. In the event that the Final Investment Amount exceeds the annual limit for the Subscriber, or that the Final Investment Amount exceeds the number of Securities available to the Subscriber, Subscriber will be refunded the amount not applied to his subscription. Any refunds, including those for cancelled investments, will be made only in the same cryptocurrency used for the initial payment and will be refunded to the same digital wallet address from which the initial payment was made.

(d) <u>Transfers upon challenged transactions</u>. In the event Subscriber challenges the payment of any amount hereunder for any reason or by any means, including but not limited to through a credit card dispute resolution process, and receives reimbursement of any amount after the Securities are issued, Subscriber agrees that it consents to the transfer of the Securities relating to such challenge to StartEngine Primary LLC or any affiliate thereof and hereby instructs the Company that such transfer be made to the order of StartEngine Primary LLC without any further action by Subscriber or the payment of any fee therefor.

3.   <u>Representations and Warranties of the Company</u>.

The Company represents and warrants to Subscriber that the following representations and warranties are true and complete in all material respects as of the date of each Closing Date, except as otherwise indicated. For purposes of this Agreement, an individual shall be deemed to have "knowledge" of a particular fact or other matter if such individual is actually aware of such fact. The Company will be deemed to have "knowledge" of a particular fact or other matter if one of the Company's current officers has, or at any time had, actual knowledge of such fact or other matter.

(a)   <u>Organization and Standing.</u> The Company is a %%COMPANY_TYPE%% duly formed, validly existing and in good standing under the laws of the State of %%STATE_INCORPORATED%%. The Company has all requisite power and authority to own and operate its properties and assets, to execute and deliver this Subscription Agreement, and any other agreements or instruments required hereunder. The Company is duly qualified and is authorized to do business and is in good standing as a foreign corporation in all jurisdictions in which the nature of its activities and of its properties (both owned and leased) makes such qualification necessary, except for those jurisdictions in which failure to do so would not have a material adverse effect on the Company or its business. Notwithstanding the foregoing, the Company represents and agrees that it will comply with the shareholder communications, notice and proxy provisions of %%STATE_INCORPORATED%%.

(b)   <u>Eligibility of the Company to Make an Offering under Section 4(a)(6).</u> The Company is eligible to make an offering under Section 4(a)(6) of the Securities Act and the rules promulgated thereunder by the SEC.

(c)   <u>Issuance of the Securities</u>. The issuance, sale and delivery of the Securities in accordance with this Subscription Agreement has been duly authorized by all necessary corporate action on the part of the Company. The Securities, when so issued, sold and delivered against payment therefor in accordance with the provisions of this Subscription Agreement, will be duly and validly issued and outstanding and will constitute valid and legally binding obligations of the Company enforceable against the Company in accordance with their terms. The Company will take measures necessary so the conversion of shares will be authorized and issued when required.

(d)   <u>Authority for Agreement</u>. The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

(e) <u>No filings.</u> Assuming the accuracy of the Subscriber's representations and warranties set forth in Section 4 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Section 4(a)(6) of the Securities Act or the rules promulgated thereunder or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

(f) <u>Financial statements.</u> Complete copies of the Company's financial statements meeting the requirements of Rule 201 of Regulation Crowdfunding, as promulgated by the SEC under the Securities Act (the "Financial Statements") have been made available to the Subscriber and appear in the Form C and on the site of the Intermediary. The Financial Statements are based on the books and records of the Company and fairly present the financial condition of the Company as of the respective dates they were prepared and the results of the operations and cash flows of the Company for the periods indicated. The auditing firm, which has audited or reviewed the Financial Statements, is an independent accounting firm within the rules and regulations adopted by the SEC.

(g) <u>Proceeds</u>. The Company shall use the proceeds from the issuance and sale of the Securities as set forth in the Offering Materials.

(h) <u>Litigation</u>. There is no pending action, suit, proceeding, arbitration, mediation, complaint, claim, charge or investigation before any court, arbitrator, mediator or governmental body, or to the Company's knowledge, currently threatened in writing (a) against the Company or (b) against any consultant, officer, manager, director or key employee of the Company arising out of his or her consulting, employment or board relationship with the Company or that could otherwise materially impact the Company.

4. <u>Representations and Warranties of Subscriber</u>. By executing this Subscription Agreement, Subscriber (and, if Subscriber is purchasing the Securities subscribed for hereby in a fiduciary capacity, the person or persons for whom Subscriber is so purchasing) represents and warrants, which representations and warranties are true and complete in all material respects as of the date of the Subscriber's Closing Date(s):

(a) <u>Requisite Power and Authority</u>. Such Subscriber has all necessary power and authority under all applicable provisions of law to execute and deliver this Subscription Agreement and other agreements required hereunder and to carry out their provisions. All action on Subscriber's part required for the lawful execution and delivery of this Subscription Agreement and other agreements required hereunder have been or will be effectively taken prior to the Closing. Upon their execution and delivery, this Subscription Agreement and other agreements required hereunder will be valid and binding obligations of Subscriber, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights and (b) as limited by general principles of equity that restrict the availability of equitable remedies.

(b)   <u>Investment Representations</u>. Subscriber understands that the Securities have not been registered under the Securities Act. Subscriber also understands that the Securities are being offered and sold pursuant to an exemption from registration contained in the Act based in part upon Subscriber's representations contained in this Subscription Agreement.

(c)   <u>Illiquidity and Continued Economic Risk</u>. Subscriber acknowledges and agrees that there is no ready public market for the Securities and that there is no guarantee that a market for their resale will ever exist. Subscriber must bear the economic risk of this investment indefinitely and the Company has no obligation to list the Securities on any market or take any steps (including registration under the Securities Act or the Securities Exchange Act of 1934, as amended) with respect to facilitating trading or resale of the Securities. Subscriber acknowledges that Subscriber is able to bear the economic risk of losing Subscriber's entire investment in the Securities. Subscriber also understands that an investment in the Company involves significant risks and has taken full cognizance of and understands all of the risk factors relating to the purchase of Securities.

(d)   <u>Resales</u>. Subscriber agrees that during the one-year period beginning on the date on which it acquired Securities pursuant to this Subscription Agreement, it shall not transfer such Securities except:

(i)   To the Company;

(ii)   To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;

(iii)   As part of an offering registered under the Securities Act with the SEC; or

(iv)   To a member of the Subscriber's family or the equivalent, to a trust controlled by the Subscriber, to a trust created for the benefit of a member of the family of the Subscriber or equivalent, or in connection with the death or divorce of the Subscriber or other similar circumstance.

(e)   <u>Investment Limits</u>. Subscriber represents that either:

(i)   Either of Subscriber's net worth or annual income is less than $124,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is either less than (A) 5% of the lower of its annual income or net worth, or (B) $2,500; or

(ii)   Both of Subscriber's net worth and annual income are more than $124,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is less than 10% of the lower of its annual income or net worth, and does not exceed $124,000.

(f)   Subscriber information. Within five days after receipt of a request from the Company, the Subscriber hereby agrees to provide such information with respect to its status as a shareholder (or potential shareholder) and to execute and deliver such documents as may reasonably be necessary to comply with any and all laws and regulations to which the Company is or may become subject. **Subscriber further agrees that in the event it transfers any Securities, it will require the transferee of such Securities to agree to provide such information to the Company as a condition of such transfer.**

(g)   Company Information. Subscriber has read the Offering Statement. Subscriber understands that the Company is subject to all the risks that apply to early-stage companies, whether or not those risks are explicitly set out in the Offering Materials. Subscriber has had an opportunity to discuss the Company's business, management and financial affairs with managers, officers and management of the Company and has had the opportunity to review the Company's operations and facilities. Subscriber has also had the opportunity to ask questions of and receive answers from the Company and its management regarding the terms and conditions of this investment. Subscriber acknowledges that except as set forth herein, no representations or warranties have been made to Subscriber, or to Subscriber's advisors or representative, by the Company or others with respect to the business or prospects of the Company or its financial condition.

(h)   Valuation. The Subscriber acknowledges that the price of the Securities was set by the Company on the basis of the Company's internal valuation and no warranties are made as to value. The Subscriber further acknowledges that future offerings of Securities may be made at lower valuations, with the result that the Subscriber's investment will bear a lower valuation.

(i)   Domicile. Subscriber maintains Subscriber's domicile (and is not a transient or temporary resident) at the address shown on the signature page.

(j)   Foreign Investors. If Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Securities, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Securities. Subscriber's subscription and payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of the Subscriber's jurisdiction.

(k)   Broker Dealer Registered Representatives.   Subscriber understands and acknowledges that the investment is being made through StartEngine Primary LLC, a registered broker-dealer and member of FINRA and SIPC, which acts as the intermediary for this offering. Subscriber further understands that StartEngine Primary, in connection with this offering, may engage one or more registered representatives who are authorized to communicate with potential investors regarding the offering and to receive transaction-based compensation from StartEngine Primary. Subscriber acknowledges that such communications from registered representatives are made in StartEngine Primary's limited role as a placement agent. The Subscriber represents that, in making an investment decision, the Subscriber has relied upon (a) the information contained in the offering materials, (b) such independent inquiries as the Subscriber deemed necessary, and (c) the advice of the Subscriber's own legal, tax, accounting, and financial advisers, if any.

5.   Manner of Holdings.

Subscriber consents to StartEngine Primary LLC holding the Securities as custodian (the "Custodian"). The Securities will be recorded on the books of the Company as being held by the Custodian in omnibus as legal holder of record of the securities. The undersigned will appear on the books of the Custodian as the beneficial owner of the Securities.

6.   Indemnity.

The representations, warranties and covenants made by the Subscriber herein shall survive the closing of this Agreement. The Subscriber agrees to indemnify and hold harmless the Company and its respective officers, directors and affiliates, and each other person, if any, who controls the Company within the meaning of Section 15 of the Securities Act against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all reasonable attorneys' fees, including attorneys' fees on appeal) and expenses reasonably incurred in investigating, preparing or defending against any false representation or warranty or breach of failure by the Subscriber to comply with any covenant or agreement made by the Subscriber herein or in any other document furnished by the Subscriber to any of the foregoing in connection with this transaction.

7.   Governing Law; Jurisdiction. This Subscription Agreement shall be governed and construed in accordance with the laws of the State of %%STATE_INCORPORATED%%.

EACH OF THE SUBSCRIBERS AND THE COMPANY CONSENTS TO THE JURISDICTION OF ANY STATE OR FEDERAL COURT OF COMPETENT JURISDICTION LOCATED WITHIN THE STATE OF %%STATE_INCORPORATED%%, AND NO OTHER PLACE AND IRREVOCABLY AGREES THAT ALL ACTIONS OR PROCEEDINGS RELATING TO THIS SUBSCRIPTION AGREEMENT MAY BE LITIGATED IN SUCH COURTS. EACH OF SUBSCRIBERS AND THE COMPANY ACCEPTS FOR ITSELF AND IN CONNECTION WITH ITS RESPECTIVE PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE EXCLUSIVE JURISDICTION OF THE AFORESAID COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS, AND IRREVOCABLY AGREES TO BE BOUND BY ANY JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS SUBSCRIPTION AGREEMENT. EACH OF SUBSCRIBERS AND THE COMPANY FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN THE MANNER AND IN THE ADDRESS SPECIFIED IN SECTION 8 AND THE SIGNATURE PAGE OF THIS SUBSCRIPTION AGREEMENT.

EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS SUBSCRIPTION AGREEMENT OR THE ACTIONS OF EITHER PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF, EACH OF THE PARTIES HERETO ALSO WAIVES ANY BOND OR SURETY OR SECURITY UPON SUCH BOND WHICH MIGHT, BUT FOR THIS WAIVER, BE REQUIRED OF SUCH PARTY. EACH OF THE PARTIES HERETO FURTHER WARRANTS AND REPRESENTS THAT IT KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS. THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING, AND THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS SUBSCRIPTION AGREEMENT. IN THE EVENT OF LITIGATION, THIS SUBSCRIPTION AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.

8.   Notices.

Notice, requests, demands and other communications relating to this Subscription Agreement and the transactions contemplated herein shall be in writing and shall be deemed to have been duly given if and when (a) delivered personally, on the date of such delivery; or (b) mailed by registered or certified mail, postage prepaid, return receipt requested, in the third day after the posting thereof; or (c) emailed, telecopied or cabled, on the date of such delivery to the address of the respective parties as follows:

　　　　　If to the Company, to:　　　　　　　　　%%ADDRESS_OF_ISSUER%%

　　　　　If to a Subscriber, to Subscriber's address as shown on the signature page hereto

or to such other address as may be specified by written notice from time to time by the party entitled to receive such notice. Any notices, requests, demands or other communications by telecopy or cable shall be confirmed by letter given in accordance with (a) or (b) above.

9.   Miscellaneous.

(a)   All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons or entity or entities may require.

(b)   This Subscription Agreement is not transferable or assignable by Subscriber.

(c)   The representations, warranties and agreements contained herein shall be deemed to be made by and be binding upon Subscriber and its heirs, executors, administrators and successors and shall inure to the benefit of the Company and its successors and assigns.

(d)   None of the provisions of this Subscription Agreement may be waived, changed or terminated orally or otherwise, except as specifically set forth herein or except by a writing signed by the Company and Subscriber.

(e)   In the event any part of this Subscription Agreement is found to be void or unenforceable, the remaining provisions are intended to be separable and binding with the same effect as if the void or unenforceable part were never the subject of agreement.

(f)   The invalidity, illegality or unenforceability of one or more of the provisions of this Subscription Agreement in any jurisdiction shall not affect the validity, legality or enforceability of the remainder of this Subscription Agreement in such jurisdiction or the validity, legality or enforceability of this Subscription Agreement, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.

(g)   This Subscription Agreement supersedes all prior discussions and agreements between the parties with respect to the subject matter hereof and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof.

(h)   The terms and provisions of this Subscription Agreement are intended solely for the benefit of each party hereto and their respective successors and assigns, and it is not the intention of the parties to confer, and no provision hereof shall confer, third-party beneficiary rights upon any other person.

(i)   The headings used in this Subscription Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

(j)   This Subscription Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

(k)   If any recapitalization or other transaction affecting the stock of the Company is affected, then any new, substituted or additional securities or other property which is distributed with respect to the Securities shall be immediately subject to this Subscription Agreement, to the same extent that the Securities, immediately prior thereto, shall have been covered by this Subscription Agreement.

(l)   No failure or delay by any party in exercising any right, power or privilege under this Subscription Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

[*SIGNATURE PAGE FOLLOWS*]

%%NAME_OF_ISSUER%%
SUBSCRIPTION AGREEMENT SIGNATURE PAGE

The undersigned, desiring to purchase Crowdfunding SAFEs of %%NAME_OF_ISSUER%%, by executing this signature page, hereby executes, adopts and agrees to all terms, conditions and representations of the Subscription Agreement.

(a)   The aggregate purchase price for the Crowdfunding   %%VESTING_AMOUNT%%
SAFEs the undersigned hereby irrevocably subscribes for is:

(b)   The Securities being subscribed for will be owned by, and should be recorded on the Company's books as held in the name of:

%%SUBSCRIBER_SIGNATURE%%
By: %%INVESTOR_SIGNATURES%%
Name: %%VESTING_AS%%
Title: %%INVESTOR_TITLE%%
Email: %%VESTING_AS_EMAIL%%

Date %%NOW%%.

*   *   *   *   *

This Subscription is accepted on %%NOW%%.	%%NAME_OF_ISSUER%% By: %%ISSUER_SIGNATURE%%

[Crowdfunding SAFE FOLLOWS]

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(a)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

%%NAME_OF_ISSUER%%

CROWDFUNDING SAFE

(Crowdfunding Simple Agreement for Future Equity)

THIS CERTIFIES THAT in exchange for the payment by %%VESTING_AS%% (the "**Investor**") of %%VESTING_AMOUNT%% (the "**Purchase Amount**") on or about %%TODAY%%, %%NAME_OF_ISSUER%%, a %%STATE_INCORPORATED%% corporation (the "**Company**"), hereby issues to the Investor the right to certain shares of the Company's Capital Stock, subject to the terms set forth below.

The "**Discount Rate**" is %%DISCOUNT_RATE%%% .

The "**Post-Money Valuation Cap**" is $%%VALUATION_CAP%%.

See Section 2 for certain additional defined terms.

1. ***Events***

(a) **Equity Financing**.

If an Equity Financing occurs before this instrument terminates in accordance with Sections 1(b) or 1(c), the Company shall notify the Investor of the closing of the Equity Financing and issue to the Investor a number of shares of the Crowdfunding Stock equal to the quotient obtained by dividing (x) the Purchase Amount by (y) the applicable Conversion Price.

(b) **Liquidity Event**.

If a Liquidity Event occurs before this instrument terminates in accordance with Sections 1(a) or 1(c), the Investor will automatically be entitled to receive a portion of Proceeds, payable immediately prior to or concurrent with the consummation of such Liquidity Event, equal to the greater of:

(i) the Purchase Amount (the "**Cash-Out Amount**"), or

(ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "**Conversion Amount**").

Additionally, if any of the Company's securityholders are given a choice regarding the form and amount of Proceeds to be received in a Liquidity Event, the Investor shall be provided the same choice, *provided* that the Investor may not choose to receive a form of consideration that the Investor would be ineligible to receive as a result of the Investor's failure to satisfy any requirement or limitation generally applicable to

the Company's securityholders, or under any applicable laws.

Notwithstanding the foregoing, in connection with a Change of Control intended to qualify as a tax-free reorganization, the Company may reduce the cash portion of Proceeds payable to the Investor by the amount determined by its board of directors in good faith for such Change of Control to qualify as a tax-free reorganization for U.S. federal income tax purposes, provided that such reduction (A) does not reduce the total Proceeds payable to such Investor and (B) is applied in the same manner and on a pro rata basis to all securityholders who have equal priority to the Investor under Section 1(d).

(c) **Dissolution Event**. If there is a Dissolution Event before this instrument terminates in accordance with Sections 1(a) or 1(b), the Investor will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event.

(d) **Liquidation Priority**. In a Liquidity Event or Dissolution Event, this Safe is intended to operate like standard non-participating Preferred Stock. The Investor's right to receive its Cash-Out Amount is:

(i)   Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into Capital Stock);

(ii)   On par with payments for other Safes and/or Preferred Stock, and if the applicable Proceeds are insufficient to permit full payments to the Investor and such other Safes and/or Preferred Stock, the applicable Proceeds will be distributed pro rata to the Investor and such other Safes and/or Preferred Stock in proportion to the full payments that would otherwise be due; and

(iii)   Senior to payments for Common Stock.

The Investor's right to receive its Conversion Amount is (A) on par with payments for Common Stock and other Safes and/or Preferred Stock who are also receiving Conversion Amounts or Proceeds on a similar as-converted to Common Stock basis, and (B) junior to payments described in clauses (i) and (ii) above (in the latter case, to the extent such payments are Cash-Out Amounts or similar liquidation preferences).

(e) **Termination**. This instrument will automatically terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: (i) the issuance of Capital Stock to the Investor pursuant to the automatic conversion of this Safe under Section 1(a) or 1(b); or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to Section 1(b) or 1(c).

2. *Definitions*

"**Capital Stock**" means the capital stock of the Company, including, without limitation, Common Stock and Preferred Stock.

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Common Stock**" means common stock of the Company.

"**Conversion Price**" means either: (i) the Safe Price or (ii) the Discount Price, whichever calculation results in the lower price per share and therefore will result in a greater number of shares of the Crowdfunding Stock.

"**Crowdfunding Stock**" shall mean the most senior class of equity securities issued by the Company in an Equity Financing, whether Common Stock, Preferred Stock, or another class of equity securities, on the same terms as new investors in such financing.

"**Direct Listing**" means the Company's initial listing of its Common Stock (other than shares of Common Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers shares of existing capital stock of the Company for resale, as approved by the Company's board of directors. For the avoidance of doubt, a Direct Listing will not be deemed to be an underwritten offering and will not involve any underwriting services.

"**Discount Price**" means the lowest price per share of Crowdfunding Stock sold in an Equity Financing (determined without taking into account any incentives or other discount) multiplied by the Discount Rate. For clarity, if the Company increases the share price during the Equity Financing, the original price will be the lowest price per share for this purpose; however, if a Company offers a discount to certain investors during the Equity Financing, such discount will not be included when determining the lowest price per share.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (*excluding* a Liquidity Event), whether voluntary or involuntary.

"**Dividend Amount**" means, with respect to any date on which the Company pays a dividend on its outstanding Common Stock, the amount of such dividend that is paid per share of Common Stock multiplied by (x) the Purchase Amount divided by (y) the Liquidity Price (treating the dividend date as a Liquidity Event solely for purposes of calculating such Liquidity Price).

"**Equity Financing**" shall mean a bona fide transaction or series of transactions pursuant to which the Company sells its Equity Securities at a fixed valuation (including, but not limited to, a pre-money or post-money valuation), to one or more third parties following the date of this instrument from which the Company receives gross proceeds of not less than $1,000,000 (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Capital Stock, such as Safes or convertible promissory notes) with the principal purpose of raising capital.

"**Equity Securities**" shall mean Common Stock or Preferred Stock or any securities convertible into, exchangeable for or conferring the right to purchase (with or without additional consideration) Common Stock or Preferred Stock, except in each case, (i) any security granted, issued and/or sold by the

Company to any director, officer, employee, advisor or consultant of the Company in such capacity for the primary purpose of soliciting or retaining his, her or its services, (ii) any convertible promissory notes issued by the Company, and (iii) any Safes issued.

"**Fully Diluted Capitalization**" is calculated as of immediately prior to the Equity Financing and (without double-counting, in each case calculated on an as-converted to Common Stock basis):

- Includes all shares of Capital Stock issued and outstanding;
- Includes all convertible securities;
- Includes all (i) issued and outstanding Options and (ii) Promised Options; and
- Includes the Unissued Option Pool, except that any increase to the Unissued Option Pool in connection with the Equity Financing will only be included to the extent that the number of Promised Options exceeds the Unissued Option Pool prior to such increase.

"**IPO**" means the closing of the Company's first firm commitment underwritten initial public offering of Common Stock pursuant to an effective registration statement filed under the Securities Act.

"**Liquidity Capitalization**" is calculated as of immediately prior to the Liquidity Event, and (without double- counting, in each case calculated on an as-converted to Common Stock basis):

- Includes all shares of Capital Stock issued and outstanding;
- Includes all (i) issued and outstanding Options and (ii) to the extent receiving Proceeds, Promised Options;
- Includes all convertible securities, **other than** any Safes and other convertible securities (including without limitation shares of Preferred Stock) where the holders of such securities are receiving Cash-Out Amounts or similar liquidation preference payments in lieu of Conversion Amounts or similar "as-converted" payments; and
- Excludes the Unissued Option Pool.

"**Liquidity Event**" means a Change of Control, a Direct Listing or an Initial Public Offering.

"**Liquidity Price**" means either (i) the price per share equal to the Post-Money Valuation Cap divided by the Liquidity Capitalization or (ii) the price per share equal to the fair market value of the Common Stock at the time of the Liquidity Event, as determined by reference to the purchase price payable in connection with such Liquidity Event, multiplied by the Discount Rate, whichever calculation results in a lower price per share.

"**Lock-up Period**" means the period commencing on the date of the final prospectus relating to the Company's IPO, and ending on the date specified by the Company and the managing underwriter(s). Such period shall not exceed one hundred eighty (180) days, or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions.

"**Preferred Stock**" means the preferred stock of the Company.

"**Proceeds**" means cash and other assets (including without limitation stock consideration) that are proceeds from the Liquidity Event or the Dissolution Event, as applicable, and legally available for distribution.

"**Regulation CF**" means Regulation Crowdfunding promulgated under the Securities Act.

"**Safe**" means any simple agreement for future equity (or other similar agreement), including a Crowdfunding Safe, which is issued by the Company for bonafide financing purposes and which may convert into Capital Stock in accordance with its terms.

"**Safe Price**" means the price per share equal to the Post-Money Valuation Cap divided by the Fully Diluted Capitalization.

"**Unissued Option Pool**" means all shares of Capital Stock that are reserved, available for future grant and not subject to any outstanding Options or Promised Options (but in the case of a Liquidity Event, only to the extent Proceeds are payable on such Promised Options) under any equity incentive or similar Company plan.

3. *Company Representations*

(a) The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b) The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to the Investor, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current charter or bylaws; (ii) any material statute, rule or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c) The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d) No consents or approvals are required in connection with the performance of this instrument, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of shares of the Crowdfunding Stock, as applicable, issuable pursuant to Section 1.

(e) The Company shall, prior to the conversion of this instrument, reserve from its authorized but unissued shares of Capital Stock for issuance and delivery upon the conversion of this instrument, such number of shares of the Crowdfunding Stock and, from time to time, will take all steps necessary to amend its charter to provide sufficient authorized numbers of shares of the Crowdfunding Stock issuable upon the conversion of this instrument. All such shares shall be duly authorized, and when issued upon any such conversion, shall be validly issued, fully paid and non-assessable, free and clear of all liens, security interests, charges and other encumbrances or restrictions on sale and free and clear of all preemptive rights, except encumbrances or restrictions arising under federal or state securities laws.

4. *Investor Representations*

(a)　The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes a valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b)　The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Investor understands that neither this instrument nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply.

(c)　The Investor is purchasing this instrument and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same.

(d)　The Investor acknowledges, and is purchasing this instrument in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF, promulgated under Section 4(a)(6)(B) of the Securities Act.

(e)　The Investor acknowledges that the Investor has received all the information the Investor has requested from the Company and the Investor considers necessary or appropriate for deciding whether to acquire this instrument and the underlying securities, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information given to the Investor. In deciding to purchase this instrument, the Investor is not relying on the advice or recommendations of the Company or of StartEngine and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate for the Investor. The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

(f)　The Investor understands and acknowledges that as a Crowdfunding Safe investor, the Investor shall have no voting, information or inspection rights, aside from any disclosure requirements the Company is required to make under relevant securities regulations.

(g)　The Investor understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

(h)　If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for this instrument, including (a) the legal requirements within its jurisdiction for the purchase of this instrument; (b) any foreign exchange restrictions applicable to such purchase; (c) any governmental or other consents that may need to be obtained; and (d) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, conversion, redemption, sale, or transfer of this instrument. The Investor's subscription and payment for and continued beneficial ownership of this instrument and the underlying securities will not violate any applicable securities or other laws of the Investor's jurisdiction. The Investor acknowledges that the Company has taken no action in foreign jurisdictions with respect to this instrument and the underlying securities.

5. *Transfer Restrictions*.

(a) The Investor hereby agrees that during the Lock-up Period it will not, without the prior written consent of the managing underwriter: (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock (whether such shares or any such securities are then owned by the Investor or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Common Stock or other securities, in cash, or otherwise.

(b) The foregoing provisions of Section 5(a) will: (x) apply only to the IPO and will not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any shares to any trust for the direct or indirect benefit of the Investor or the immediate family of the Investor, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to the Investor only if all officers and directors of the Company are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all stockholders individually owning more than 5% of the outstanding Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock. Notwithstanding anything herein to the contrary, the underwriters in connection with the IPO are intended third-party beneficiaries of Section 5(a) and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto. The Investor further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with Section 5(a) or that are necessary to give further effect thereto.

(c) In order to enforce the foregoing covenant, the Company may impose stop transfer instructions with respect to the Investor's registrable securities of the Company (and the Company shares or securities of every other person subject to the foregoing restriction) until the end of the Lock-up Period. The Investor agrees that a legend reading substantially as follows will be placed on all certificates representing all of the Investor's registrable securities of the Company (and the shares or securities of the Company held by every other person subject to the restriction contained in Section 5(a)):

> THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE COMPANY'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE COMPANY'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

(d) Without in any way limiting the representations and warranties set forth in Section 4 above, the Investor further agrees not to make any disposition of all or any portion of this instrument or the underlying securities unless and until the transferee has agreed in writing for the benefit of the

Company to make the representations and warranties set out in Section 4 and the undertaking set out in Section 5(a) and:

(i) There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(ii) The Investor shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition and, if reasonably requested by the Company, the Investor shall have furnished the Company with an opinion of counsel reasonably satisfactory to the Company that such disposition will not require registration of such shares under the Securities Act.

(e) The Investor agrees that it shall not make any disposition of this instrument or any underlying securities to any of the Company's competitors, as determined by the Company in good faith.

(f) The Investor understands and agrees that the Company will place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing this Crowdfunding Safe and any certificates evidencing the underlying securities, together with any other legends that may be required by state or federal securities laws, the Company's charter or bylaws, any other agreement between the Investor and the Company or any agreement between the Investor and any third party:

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(a)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

6. *Miscellaneous*

(a) Any provision of this Safe may be amended, waived or modified by written consent of the Company and either (i) the Investor or (ii) the majority-in-interest of all then-outstanding Safes with the same "Post-Money Valuation Cap" and "Discount Rate" as this Safe (and Safes lacking one or both of such terms will be considered to be the same with respect to such term(s)), *provided that* with respect to clause (ii): (A) the Purchase Amount may not be amended, waived or modified in this manner, (B) the consent of the Investor and each holder of such Safes must be solicited (even if not obtained), and (C) such amendment, waiver or modification treats all such holders in the same manner. "Majority-in-interest" refers to the holders of the applicable group of Safes whose Safes have a total Purchase Amount greater than 50% of the total Purchase Amount of all of such applicable group of Safes.

(b) Any notice required or permitted by this Safe will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(c) The Investor is not entitled, as a holder of this Safe, to vote or be deemed a holder of Capital Stock for any purpose other than tax purposes nor will anything in this Safe be construed to confer on the Investor, as such, any rights of a Company stockholder or rights to vote for the election of directors or on any matter submitted to Company stockholders, or to give or withhold consent to any corporate action or to receive notice of meetings, until shares have been issued on the terms described in Section 1. However, if the Company pays a dividend on outstanding shares of Common Stock (that is not payable in shares of Common Stock) while this Safe is outstanding, the Company will pay the Dividend Amount to the Investor at the same time.

(d)   Neither this Safe nor the rights in this Safe are transferable or assignable, by operation of law or otherwise, by either party without the prior written consent of the other; provided, however, that this Safe and/or its rights may be assigned without the Company's consent by the Investor (i) to the Investor's estate, heirs, executors, administrators, guardians and/or successors in the event of Investor's death or disability, or (ii) to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor; and provided, further, that the Company may assign this Safe in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's domicile.

(e)   In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(f)   All rights and obligations hereunder will be governed by the laws of the State of %%STATE_INCORPORATED%%, without regard to the conflicts of law provisions of such jurisdiction.

(g)   Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration Rules and Mediation Procedures ("**Commercial Rules**"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be %%STATE_INCORPORATED%%. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(h)   The parties acknowledge and agree that for United States federal and state income tax purposes this Safe is, and at all times has been, intended to be characterized as stock, and more particularly as common stock for purposes of Sections 304, 305, 306, 354, 368, 1036 and 1202 of the Internal Revenue Code of 1986, as amended. Accordingly, the parties agree to treat this Safe consistent with the foregoing intent for all United States federal and state income tax purposes (including, without limitation, on their respective tax returns or other informational statements).

(Signature page follows)

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

COMPANY

By: %%ISSUER_SIGNATURE%%

INVESTOR:

By: %%INVESTOR_SIGNATURES%%